SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

November 3, 2005

The Registrant is pleased to that its subsidiary Minco Silver Corporation has filed a 43-101 Technical Report for the Fuwan Property located in the Guangdon Province, China.

2.

Exhibits

2.1

Technical Report and Resource Estimate on The Fuwan Property, Guangdong Province, China dated November 3, 2005 under NI 43-101 & NI 43-101F1 Technical Report.  The attached Report was prepared by Eugene Puritch, P.Eng., and Tracy Armstrong, P.Geo. of P & E Mining Consultants Inc. of Brampton, Ontario Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 9, 2005

William Meyer

Chairman & Director

(Page 2)

EXHIBIT 2.1

TECHNICAL REPORT

AND

RESOURCE ESTIMATE

ON THE

FUWAN PROPERTY

GUANGDONG PROVINCE, CHINA

FOR

MINCO SILVER CORPORATION

NI 43-101 & NI 43-101F1

TECHNICAL REPORT

Eugene Puritch, P.Eng

Tracy Armstrong, P.Geo

P & E Mining Consultants Inc.

Brampton, Ontario Canada

Report 105

November 3, 2005

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Minco Silver Corporation (“Minco”) by P & E Mining Consultants Inc (“P & E”). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in P & E’s services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Minco, subject to the terms and conditions of its contract with P & E. This contract permits Minco to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects.

TABLE OF CONTENTS

EXECUTIVE SUMMARY

i

SECTION 1: REQUIREMENTS FOR NI43-101 & 43-101F1 TECHNICAL REPORTS

1.0

INTRODUCTION AND TERMS OF REFERENCE

1

1.1

UNITS AND CURRENCY

1

2.0

DISCLAIMER

2

3.0

PROPERTY DESCRIPTION AND TENURE

3

3.1

DESCRIPTION AND TENURE

3

3.2

AGREEMENTS, PERMITS AND ENVIRONMENTAL ISSUES

12

3.2.1

GUANGDONG MINCO-NANLING JV AGREEMENT

12

3.2.2

GUANGDONG MINCO-JINLI JV AGREEMENT

13

4.0

LOCATION, ACCESS, INFRASTRUCTURE AND PHYSIOGRAPHY

15

4.1

LOCATION AND ACCESS

15

4.2

CLIMATE AND PHYSIOGRAPHY

16

4.3

INFRASTRUCTURE

16

5.0

HISTORY AND PREVIOUS EXPLORATION

17

5.1

PREVIOUS EXPLORATION

17

5.2

PREVIOUS RESOURCE ESTIMATE

19

6.0

GEOLOGICAL SETTING

20

6.1

REGIONAL GEOLOGY

20

6.2

FUWAN PROPERTY GEOLOGY

21

7.0

DEPOSIT TYPE AND MODEL

23

8.0

MINERALIZATION

25

9.0

EXPLORATION

27

10.0

DRILLING

28

10.1

PREVIOUS DRILL PROGRAMS AND INTERPRETATION

28

10.2

CURRENT INTERPRETATION

29

11.0

SAMPLING METHOD AND APPROACH

31

11.1

HISTORICAL SAMPLING METHODS

31

11.2

CURRENT SAMPLING METHODS

32

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

35

12.1

QUALITY ASSURANCE QUALITY CONTROL

35

13.0

DATA VERIFICATION

37

14.0

ADJACENT PROPERTIES

41

15.0

PREVIOUS MINERAL PROCESSING AND METALLURGICAL TESTING

42

15.1

METALLURGICAL TEST WORK REVIEW

42

16.0

HISTORICAL MINERAL RESOURCE AND RESERVE ESTIMATES

44

17.0

P & E 2005 RESOURCE ESTIMATE

45

17.1

INTRODUCTION

45

17.2

DATA BASE

45

17.3

DATA VERIFICATION

45

17.4

DOMAIN INTERPRETATION

45

17.5

ROCK CODE DETERMINATION

46

17.6

COMPOSITES

46

17.7

GRADE CAPPING

46

17.8

VARIOGRAPHY

47

17.9

BULK DENSITY

47

17.10

BLOCK MODELING

48

17.11

RESOURCE CLASSIFICATION

48

17.12

RESOURCE ESTIMATE

48

17.13

CONFIRMATION OF ESTIMATE

51

18.0

CONCLUSIONS AND RECOMMENDATIONS

52

18.1

CONCLUSIONS

52

18.2

RECOMMENDATIONS

53

19.0

OTHER RELEVANT DATA AND INFORMATION

56

20.0

REFERENCES

57

21.0

CERTIFICATES

59

22.0

RECENT RESOURCE ESTIMATES COMPLETED BY P & E MINING

CONSULTANTS INC.

61

LIST OF APPENDICES

APPENDIX – I

DATA VERIFICATION DATA AND CHARTS

62

APPENDIX – II

CHINESE RESOURCE CLASSIFICATION SYSTEM

96

APPENDIX – III

SURFACE DRILL HOLE PLANS

98

APPENDIX – IV

3D DOMAINS

101

APPENDIX – V

STATISTICAL GRAPHS

103

APPENDIX – VI

BLOCK MODEL CROSS SECTIONS

113

LIST OF FIGURES

Figure 3-1: Relative Positions of Fuwan Property Permits

4

Figure 3-2: Fuwan Silver Permit Area

5

Figure 3-3: Changkeng Gold Permit Area

6

Figure 3-4: Luoke-Jilinggang Ag-Polymetal Permit Area

7

Figure 3-5: Guyegang-Sanyatang Ag-Polymetal Permit Area

8

Figure 3-6: Guanhuatang Ag-Polymetal Permit Area

9

Figure 3-7: Regional Property Location Map

10

Figure 4-1: Local Property Location Map

15

Figure 4-2: Photo Fuwan Property Area

16

Figure 5-1: Photo Artisanal Pits on Changkeng

17

Figure 6-1: Local Geology Map of Sanzhou Basin

20

Figure 6-2: Property Scale Geology Map of Fuwan

22

Figure 10-1: Cross Section 16 Showing Historical Interpretation

28

Figure 10-2: Cross Section 4 Showing P & E Interpretation

29

Figure 10-3: Cross Section 16 Showing P & E Interpretation

30

Figure 11-1: Chart ZK Series Holes Recheck Assays Ag

32

Figure 11-2: Chart JZK Series Holes 3 Lab Check Au

33

Figure 11-3:  Chart JZK Series Holes Pb

34

Figure 11-4:  Chart JZK Series Holes Zn

34

Figure 12-1: Chart CRM JZK Series Holes Silver

36

Figure 12-2: Chart CRM JZK Series Holes Gold

36

Figure 13-1: P & E Field Samples versus Minco Core Gold

37

Figure 13-2: P & E Field Samples versus Minco Core Silver

38

Figure 13-3: Chart Twinned Hole Comparison ZK2403 versus NZK2401A

39

Figure 13-4: Chart Twinned Hole Comparison ZK3209 versus NZK3201

40

LIST OF TABLES

Table 7-1:   Comparison of Changkeng Deposit with Nevada Carlin-type Deposit

23

Table 15-1: Fuwan Mill Feed and Bulk Flotation Concentrate Grades

42

Table 15-2: Fuwan Mill Feed and Preferential Flotation Ag-Pb Concentrate Grades

42

Table 15-3: Fuwan Mill Feed and Preferential Flotation Zn Concentrate Grades

42

Table 15-4: Fuwan Mill Feed and Preferential Flotation Middling Concentrate Grades

43

Table 17-1: Ag Grade Capping Values for all Zones

47

Table 17-2: Au Grade Capping Values for all Zones

47

Table 17-3: Pb Grade Capping Values for Zones 1 to 6

47

Table 17-4: Zn Grade Capping Values for Zones 1 to 6

47

Table 17-5: Block Model Interpolation Parameters

48

Table 17-6: Resource Estimate @ 75 g/t Ag Cut-Off Grade

50

Table 17-7: Fuwan, Changkeng & Dadinggang Combined Resource Estimate Sensitivity

50

Table 17-8: Comparison of Weighted Average Grade

51

Table 18-1: Diamond Drilling Costs Phase 1 and Phase 2

54

Table 18-2: Diamond Drilling Costs – Resource Expansion

54

Table 18-3: Exploration Costs – Prospect Testing

55

Table 18-4: Summary – Recommended Exploration

55

EXECUTIVE SUMMARY

The Fuwan Property is located in Guangdong Province in southern P.R. China, 45 kilometres southwest of Guangzhou, the capital city of Guangdong and 2 kilometres northwest of the town of Fuwan, population 30,000.

The Fuwan Property is comprised of four contiguous exploration permits. The Fuwan Joint Venture also holds one isolated permit lying due south of the other four and is known as the Guanhuatang property. The resource estimate for the Fuwan Property described in the Technical Report does not include the Guanhuatang property.

The four contiguous permits cover the Fuwan Silver deposit, the Changkeng Gold deposit and the Luoke-Jilinggang and Guyegang-Sanyatang Ag-Polymetal mineralization occurrences along the strike extensions of the Fuwan Silver deposit. A sixth permit, the Dadinggang permit, which covers the northeast extensions of the Fuwan Silver deposit, has been applied for and is currently in the approval process with the Ministry of Lands and Resources.

The Fuwan silver and the Changkeng gold properties are governed by separate joint venture agreements. The target mineral in the Changkeng Property is gold but the property also contains silver mineralization. Minco Mining assigned its interests in the silver mineralization on the Changkeng Property to Minco Silver. Minco Mining and the GGEDC, who collectively hold a 70% interest in the Changkeng Joint Venture have agreed with Minco Mining that the Changkeng Joint Venture will be responsible for the exploration and development of gold resources on the Changkeng Property, whereas the Fuwan Joint Venture will be responsible for the exploration and development of the silver resources on the Changkeng Property.

Exploitation of the silver dominant zones on both the Changkeng and Fuwan Properties will be undertaken by the Fuwan Joint Venture, which will receive credit for all associated metals recovered from the silver dominated zones. Exploitation of the gold dominated zones including all associated metals contained in the gold dominated zones on the Changkeng Property will be undertaken by the Changkeng Joint Venture alone and the Fuwan Joint Venture will have no interest in such gold mineralization. The Changkeng Joint Venture has no interest in the Fuwan Property or any mineralization therein.

The Changkeng-Fuwan gold-silver deposits are located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the northeast trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast. Known precious and base metal occurrences and deposits occur predominantly along the margins of the 550 km² basin.

The major structural control of the Changkeng-Fuwan deposits is an upright, open syncline with its axis trending northeast. The syncline is composed of Lower Carboniferous limestone and Triassic siliciclastic rocks. A low-angle fault zone is developed along the contact between the Lower Carboniferous unit and the Upper Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular, brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder

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conduit and a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall. Silver mineralization also occurs in the second-order faults.

The Changkeng-Fuwan gold and silver deposits fall into the broad category of sediment hosted epithermal deposits. At Changkeng, gold mineralization occurs as lenticular bodies in the brecciated Triassic clastic rocks at the upper portion of the synform zone. The gold zone tends to pinch out toward the hinge of the syncline where it is replaced by silver mineralization at Fuwan.

The Fuwan Silver deposit is characterized by vein and veinlet mineralization within zones of silicification. The predominant sulphide minerals are sphalerite and galena with lesser pyrite, and rare arsenopyrite, chalcopyrite and bornite. The deposit is poor in gold (typically < 0.2 ppm.)

The greatest volume of silver mineralization lies within the brecciated and silicified fault zone in Zone 1 (lying completely within the fault plane) and Zone 2 (lying partially within the fault plane). Zones 3, 4, 5, and 6 are situated entirely within the footwall; along planar fractures in the limestone.

Preliminary metallurgical test work was carried out by the Guangdong Institute of Mineral Utilization in 1995. Bench scale flotation tests producing a bulk concentrate and a preferential concentrate were performed. The bulk test resulted in a concentrate with recoveries of 94.1% for Ag, 90.1% for Pb and 90.4% for Zn.

A resource calculation was performed on the silver portion of the deposit, which includes Au, Pb and Zn credits and is reported as follows:

Resource Estimate @ 75 g/t Ag Cut-Off Grade

Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Inferred	22,423,000	180	129,811,000	0.36	0.21	0.65

The inferred resource as reported has demonstrated mineralized continuity, shape, density and grade, which has been reasonably assumed based on the sampling limited to drill holes from exploration sections spaced from 160 to 320 metres and drill hole spacing along these sections that varies from 80 to 160 metres. The definition of Inferred Resource is in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, November 14, 2004.

Based on the geological continuity and grade of the silver mineralized material evident in the drillhole database, the authors believe excellent potential exists to upgrade significant portions of the inferred mineralization to the indicated category. This could be achieved through a surface diamond drill program along and across strike.

Recommendations are for a two phase surface diamond drilling program at a total cost of CDN $2.0 M over a period of 12 months.

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SECTION 1: REQUIREMENTS FOR NI43-101 & 43-101F1 TECHNICAL REPORTS

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1.0

INTRODUCTION AND TERMS OF REFERENCE

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by Minco Silver Corporation, a wholly owned subsidiary of Vancouver based Minco Mining and Metals Corporation, a publicly traded company, in August 2005, to prepare an independent technical report on the Fuwan Property, located 45 km southwest of Guangzhou, capital city of Guangdong Province, in southern China.

The purpose of this report is to produce an independent evaluation of the Fuwan Property for an Initial Public Offering (IPO). This report, which was prepared in accordance with Canadian National Instrument 43-101 is based in part on internal company technical reports and maps, published government reports, and a review of data at the offices of the 757 Geological Team of the Guangdong Geological Exploration bureau in China. P & E has not conducted detailed land status evaluations, and has relied upon previous qualified reports, public documents and statements by Minco regarding property status, third party agreements and legal title to the property.

Authors Eugene Puritch, P. Eng and Tracy Armstrong, P. Geo visited the property from August 24th to August 28th, 2005 to conduct a site visit, and collect drill core samples for verification purposes. Discussions were held with Chinese government geologists and Minco-China geologists actively working on the property.

None of the authors has had previous personal field experience on the Fuwan Property.

1.1

UNITS AND CURRENCY

Unless otherwise stated all units used in this report are metric. Gold and silver assays are reported in grams of metal per tonne (“g/t”) unless ounces per ton (“oz /T”) or parts per million (ppm) are specifically stated. The lead and zinc units are reported in percent (%). The CDN$ is used throughout this report unless the US$ is specifically stated.  At the time of this report the rate of exchange between the US$ and the CDN$ was 1 US$ = 1.16 CDN$.

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2.0

DISCLAIMER

P & E has assumed that all the information and technical documents listed in the References section of this report are accurate and complete in all material aspects.  While we carefully reviewed all the available information presented to us, we cannot guarantee its accuracy and completeness.  We reserve the right, but will not be obligated to revise our report and conclusions if additional information becomes known to us subsequent to the date of this report.

Although copies of the licenses, permits and work contracts were reviewed, an independent verification of land title and tenure was not performed.  P & E has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties.

The authors have relied largely on the documents listed in the References and the site visits for the information in this report. However, the conclusions and recommendations are exclusively the authors’.  The results and opinions outlined in this report are dependent on the aforementioned information being current, accurate and complete as of the date of this report and it has been assumed that no information has been withheld which would impact the conclusions or recommendations made herein.  P & E does not assume any responsibility or liabilities that may arise as a result of this report being used contrary to its intended purpose.

A draft copy of the report has been reviewed for factual errors by Minco.  Any changes made as a result of these reviews did not involve any alteration to the conclusions made.  Hence, the statement and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this report.

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3.0

PROPERTY DESCRIPTION AND TENURE

3.1

DESCRIPTION AND TENURE

The Fuwan  Property is approximately 45 kilometres southwest of Guangzhou, the capital city of Guangdong Province, China with a geographic location of 112° 49'E and 23° 01'N. The property is comprised of four contiguous exploration permits. The Fuwan Joint Venture also holds one isolated permit lying due south of the other four and known as the Guanhuatang property. The resource estimate for the Fuwan Property as described in the Technical Report does not include the Guanhuatang property.

The four contiguous permits cover the Fuwan Silver deposit, the Changkeng Gold deposit and the Luoke-Jilinggang and Guyegang-Sanyatang Ag-Polymetal mineralization occurrences along the strike extensions of the Fuwan Silver deposit. The isolated permit to the south is a reconnaissance exploration permit for Ag and polymetals. A sixth permit, the Dadinggang Permit, which covers the north east extension of the Fuwan Silver deposit has been applied for and is currently in the approval process with the Ministry of Lands and Resources.

The property area is located across the boundary of two adjacent counties, with its gold mineralization within Gaoyau County (now called Gaoyau City) and most of its silver mineralization within Gaoming County (now called Gaoming City). Figure 3-1 shows the positions of the exploration permits relative to one another. Figures 3-2 to 3-6 show details of the permit areas.

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Luoke-Jilinggang
Ag-Polymetal
Changkeng
Gold
Dadinggang
(permit pending)
Fuwan Silver
Guyegang-Sanyatang
Ag-Polymetal
Area of
Exclusion
Guanhuatang
Ag-Polymetal
Recon
Area of
Exclusion
112º43'30"
112º45'
112º46'30"
112º48'
112º49'30"
112º51'
112º52'30"
112º54'
23º03'
23º01'30"
23º
22º58'30"
22º57'
22º55'30"
22º54'
22º52'30"
22º51'
Autogrid
Fwplicensepoly_longlat

Figure 3-1:

Relative Positions of the Permits

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Silver Exploration in Gaoming District, Fushan City, Guangdong Province

112° 41'
23° 07'

F49E006020

12 13 14 15 01 02 03 04 05 06 07 08 09 10 11
05 06 07 08 09 10 01 02 03 04
23° 06'
05'
04'
03'
02'
01'
23° 00'
59'
58'
57'
56'
112° 41' 42' 43' 44' 112° 45 46' 47' 48' 49' 50' 51' 52' 53' 54' 55' 56'

F49E007019

F49E006020 (F49E006020)

F49E007020

Figure 3-2:

Fuwan Silver Permit Area Shown in Blue

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Gold Exploration in Changkeng, Gaoyau City, Guangdong Province

112° 41'
23° 07'
F49E006020
12 13 14 15 01 02 03 04 05 06 07 08 09 10 11
04 05 06 07 08 09 10 01 02 03
23°07' 06' 05' 04' 03' 02' 01' 23°00' 59' 58' 57'
112° 41' 42' 43' 44' 112° 45 46' 47' 48' 49' 50' 51' 52' 53' 54' 55' 56'
F49E007019
F49E006020 (F49E006020)
F49E007020

Figure 3-3:

Changkeng Gold Permit Area Shown in Orange

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112° 40'
23° 07'
F49E006020
11 12 13 14 15 01 02 03 04 05 06 07 08 09 10
04
05
06
07
08
09
10
01
02
03
23°07'
06'
05'
04'
03'
02'
01'
23°00'
59'
58'
57'
112° 40' 41' 42' 43' 44' 112° 45 46' 47' 48' 49' 50' 51' 52' 53' 54' 55'
F49E007019
F49E006020 (F49E006020)
F49E007020

Figure 3-4:

Luoke-Jilinggang Ag-Polymetal Permit Area Shown in Grey. Exclusion Areas in Red

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Ag-Polymetal Exploration in Guyegang -Sanyatang Area, Fushan City, Guangdong Province

112° 40'
23° 03'
11 12 13 14 15 01 02 03 04 05 06 07 08 09 10
08 09 10 01 02 03 04 05 06 07
23° 03'
02'
01'
23° 00'
59'
58'
57'
56'
55'
54'
53'
112° 40' 41' 42' 43' 44' 112° 45' 46' 47' 48' 49' 50' 51' 52' 53' 54' 55'

Figure 3-5:

Guyegang-Sanyatang Ag-Polymetal Permit Area Shown in Grid Pattern. Exclusion Area in White

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Ag-Polymetal Reconnaissance in Guanhuatang Area, Fushan City, Guangdong Province

112° 43'
22° 58'
14
15
01
02
03
04
05
06
07
08
09
10
11
12
13
22° 58'
57'
56'
55'
54'
53'
52'
51'
22° 50'
49'
48'
03
04
05
06
07
08
09
10
01
02
112° 43' 44' 112° 45' 46' 47' 48' 49' 50' 51' 52' 53' 54' 55' 56' 57' 58'

Figure 3-6:

Guanhuatang Ag-Polymetal Reconnaissance Permit in Grid Pattern. Exclusion Area in White

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MONGOLIA
Urumqi
GOBI
BYC
BAOTOU
Beijing
WSM
Lanzhou
Zhengzhou
Xi'an
West Yangshan
Shanghai
Chengdu
Lasa
Changsha
Kunming
Guangzhou
Changkeng & Fuwan
LEGEND
Gold Projects;
Pb-Zn-Ag-Au
Rare earth & Rare Metals
Major Cities
0
500
1,000
kilometers

Figure 3-7:

Regional Map of China with Fuwan and Changkeng Deposits in South

The Fuwan Property area consists of four acquired permits. The Fuwan Joint Venture also holds a reconnaissance permit lying due south of the other four and known as the Guanhuatang property. A sixth permit, the Dadinggang permit, which covers the northeast extension of the Fuwan Silver deposit is pending. Currently the property consists of 1) an "Exploration Permit for Silver Exploration in Fuwan, Gaoming District, Fushan City, Guangdong Province (License No. 0100000520120)"; 2) an "Exploration Permit for Gold Exploration at Changkeng, Gaoyau City, Guangdong Province, (License No. 4400000530268)"; 3) an "Exploration Permit for Silver-Polymetal exploration in Luoke-Jilinggang Area, Gaoyau City, Guangdong Province, (License No. 0100000510046)"; 4) an "Exploration Permit for Silver-Polymetal Minerals at Guyegang-Sanyatang Area, Gaoming District, Fushan City, Guangdong Province, (License No. 0100000510047).

1) The Fuwan Silver exploration permit covers an area 0.79 km² and is defined by the following geographic coordinates:

(1)

112° 48' 30" E,

23° 00' 30" N;

(2)

112° 49' 30" E,

23° 00' 30" N;

(3)

112° 48' 30" E,

23° 00' 45" N;

(4)

112° 49' 30" E,

23° 00' 45" N

This permit is in good standing until July 20, 2007.

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2) The Changkeng gold exploration permit covers an area 1.19 km² and is defined by the following geographic coordinates:

1)

112º 48' 30" E,

23° 00' 45" N

2)

112º 49' 15" E,

23° 00' 45" N

3)

112º 48' 30" E,

23º 01' 15" N

4)

112º 49' 15" E,

23º 01' 15" N

This permit is in good standing until September 10, 2006.

3) The Luoke-Jilinggang silver-polymetal permit covers an area 75.55 km² and is defined by the following geographic coordinates:

1)

112º 43' 45" E,

23º 00' 00" N

2)

112º 52' 00" E,

23º 00' 00" N

3)

112º 43' 45" E,

23º 03' 00" N;

4)

112º 52' 00" E,

23º 03' 00" N.

This permit is in good standing until April 7, 2008.

4) The Guyegang-Sanyatang silver-polymetal permit covers an area 91.91 km² and is defined by the following geographic coordinates:

1)

112º 43' 45" E,

22º 56' 00" N

2)

112º 52' 00" E

22º 56' 00" N

3)

112º 43' 45" E

23º 00' 00" N;

4)

112º 52' 00" E

23º 00' 00" N.

This permit is in good standing until April 7, 2008.

5) The Guanhuatang Reconnaissance silver-polymetal permit covers an area 37.38 km² and is defined by the following geographic coordinates:

1)

112º 48' 30" E,

22º 50' 45" N

2)

112º 53' 15" E,

22º 50' 45" N

3)

112º 48' 30" E,

22º 53' 30" N

4)

112º 53' 15" E,

22º 53' 30" N.

This permit is in good standing until April 7, 2008.

6) The Dadinggang silver-polymetal permit covers an area 0.395 km² and is defined by the following geographic coordinates:

1)

112º 49' 15" E,

23º 00' 45" N

2)

112º 49' 30" E,

23º 00' 45" N

3)

112º 49' 15" E

23º 01' 15" N;

4)

112º 49' 30" E

23º 01' 15" N.

Application documents for the Dadinggang permit were submitted to and have been accepted by the Ministry of Lands and Resources, but as of the date of this report, this permit has not been officially acquired.

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China uses a map based, (as opposed to staking), allocation system and therefore there are no survey markers on the land. While the four corners of the property boundary were not verified by the authors, a GPS was used on site to confirm the general geographic location of the property.

Surface rights do not form part of the Exploration Permits, and should an open pit method of mining be appropriate, the surface rights would need to be secured.

3.2

AGREEMENTS, PERMITS AND ENVIRONMENTAL ISSUES

3.2.1

GUANGDONG MINCO-NANLING MINING COMPANY JOINT VENTURE

On September 29th, 2004 a Joint Venture agreement was signed between the Guangdong Geological Exploration and Development Corp (GGEDC) and Minco Silver Corporation, (most often referred to in the translated documents as Minco China). This Joint Venture is known as the Guangdong Minco-Nanling Mining Company Joint Venture.

Ownership in the Joint Venture will be:

1)

Minco Silver Corporation: 70%

2)

GGEDC: 30%.

The purpose of the Joint Venture is to explore for silver and polymetallic resources (other than gold) in the 0.79 km² Fuwan area covered by the exploration permit, and its adjacent permit areas along strike and down dip. The area covered by the Joint Venture includes the following blocks:

1)

Fuwan exploration permit area: 0.79 km²;

2)

The overlapping area of the Changkeng gold deposit and the Fuwan silver deposit (the area containing the silver ounces) lying within the Changkeng gold exploration permit area of 0.26 km²;

3)

The strike extension of the Fuwan silver mineralization outside the Changkeng Gold exploration permit and the Fuwan Silver exploration permit. This includes the Luoke-Jilinggang, Guyegang-Sanyatang and Guanhuatang silver-polymetal permits.

The registered capital of the Joint Venture is RMB 15 million (approximately CDN 2.3 million). Minco is required to contribute RMB 10.5 million (approximately CDN 1.6 million) to earn a 70% interest in the Joint Venture.

In China, the Ministry of Lands and Resources is in charge of title transfer of exploration and mining permits for foreign-China joint ventures in accordance with the mineral resources law of China. The exploration permit for Fuwan had previously been legally conferred to the 757 Geo-Exploration Team on September 12th, 2003 by the Guangdong Department of Lands and Resources. With the arrangement of Minco and its Chinese partner, the Fuwan exploration

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permit and the permits for adjacent areas were transferred to Minco-China by the 757 Geo-Exploration Team in an agreement dated November 19th 2004. Minco Mining (China) Corporation (“Minco-China”) is a wholly owned subsidiary of Minco that is incorporated in China for the purposes of managing Minco’s projects in China.

On this same day an Amendment Contract to Transfer the Exploration Permits for the Fuwan Silver Property was drafted and signed between:

757 Geo-Exploration Team of Guangdong Geo-Exploration Bureau (757 Team)

AND

Guangdong Geological Exploration and Development Corp. (GGEDC)

AND

Minco Mining (China) Corporation.

This Amendment Contract was drafted and signed due to the establishment of the joint venture and the fact that the exploration permits were to be transferred from the 757 Team to Minco-China [in the first place], and as soon as the Joint Venture is officially registered with the Chinese government, Minco-China is committed to transfer the Exploration Permits to the Joint Venture.

The title transfer of the Exploration Permits gives Minco-China all the rights and obligations to undertake field work according to the mineral resources law and the terms of the Joint Venture contract. Minco-China’s 70% interest in the permit areas is guaranteed by Chinese Mineral Resources Law and Relevant Regulations. Once the paperwork for the Joint Venture has been completed at the various levels of Chinese government, all the exploration permits held by Minco-China will be transferred to the Joint Venture.

3.2.2

GUANGDONG MINCO-JINLI MINING COMPANY JOINT VENTURE

Minco signed a second joint venture agreement for the purposes of exploration and development of the gold resources on Changkeng.  The initial Joint Venture Agreement was signed on April 16th, 2004 and The Amendment to Joint Venture Agreement was signed on July 21, 2004.

The Joint Venture is known as the Guangdong Minco-Jinli Mining Company Joint Venture with ownership in the Joint Venture is as follows:

1)

Guangdong Geological Exploration and Development Group, (GGEDC):  19%

2)

Minco-China: 51%

3)

Zhuhai Zhenjie Development Ltd. (Zhenjie): 18%

4)

Foshan Baojiang Nonferrous Metals Corp. (Baojiang): 10%

5)

Guangdong Gold Corporation (GD Gold): 2%.

The Exploration Permit for Changkeng is presently held by the 757 Geo-Exploration Team of

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Guangdong Province. As is the case for the Minco-Nanling Joint Venture, the paper work to officially recognize that the Joint Venture is currently in progress has been submitted to the Chinese government. The Joint Venture has a legally binding agreement with the 757 Geo-Exploration Team that once the paperwork has been completed, the Exploration Permit will be transferred to the Joint Venture.

The target mineral in the Changkeng Property is gold but the property also contains silver mineralization. Minco Mining assigned its interests in the silver mineralization on the Changkeng Property to Minco Silver. Minco Mining and the GGEDC, who collectively hold a 70% interest in the Changkeng Joint Venture have agreed with Minco Mining that the Changkeng Joint Venture will be responsible for the exploration and development of gold resources on the Changkeng Property, whereas the Fuwan Joint Venture will be responsible for the exploration and development of the silver resources on the Changkeng Property.

Exploitation of the silver dominant zones on both the Changkeng and Fuwan Properties will be undertaken by the Fuwan Joint Venture, which will receive credit for all associated metals recovered from the silver dominated zones. Exploitation of the gold dominated zones including all associated metals contained in the gold dominated zones on the Changkeng Property will be undertaken by the Changkeng Joint Venture alone and the Fuwan Joint Venture will have no interest in such gold mineralization. The Changkeng Joint Venture has no interest in the Fuwan Property or any mineralization therein.

Registered Capital of the Joint Venture is 50 million RMB. Each party contributes and registers its share of the Registered Capital in accordance with its contribution proportion. Minco-China  owns 51% of the Joint Venture; therefore their contribution is 25.5 million RMB.

There are no known environmental liabilities on the property.

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4.0

LOCATION, ACCESS, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1

LOCATION AND ACCESS

The Fuwan Property is approximately 45 kilometres southwest direct distance from Guangzhou, the capital city of Guangdong province. Access to the property is excellent via the Guangzhou-Zhuhai highway which passes through Gaoming City. Travel time from the Guangzhou airport to Gaoming City is approximately one hour and fifteen minutes. The property is located 2 km northwest of the town of Fuwan, population 30,000 and is accessed via a gravel road. The town of Fuwan is well connected by paved highway and expressways to the major cities, including Guangzhou (70 km highway distance), Gaoming (15 km), and Jiangmen (60 km), (see Figure 4-1). The Fuwan Property is also accessible by waterway on the Xijiang River, which can reach major cities like Guangzhou, Zhaoqing and Jiangmen, as well as international waterways in the South China Sea.

113°
23°
Railway
Xijiang River
西
官窑
二水
Railway
广州市
GUANGZHOU
肇庆市
ZHAOQING
金利
Jinli
长坑
高要
GAOYAO
Fuwan
Silver Deposit
富湾
佛山市
FOSHAN
南海
Expressway
番禺
西樵
高明
GAOMING
人和
三洲
明城
江
顺德
合水
鶴山
HESHAN
Xijiang River
小榄
鶴城
Hecheng
宅梧
江门市
JIANGMEN
新会
中山市

Figure 4-1:

Local Area Map Showing Fuwan Property

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Figure 4-2:

Photo taken on the Fuwan Property with town of Fuwan in the background

4.2

CLIMATE AND PHYSIOGRAPHY

Topography of the area is characterized by low hills from 60 to 90 m above sea level (asl) with the highest peak at 133.3 m asl. Outcrops are scarce and most of the area is covered with 5-10 m of overburden where vegetation is dense. The area is hot and humid with an annual average temperature of 21.5°C and annual precipitation of 1681 mm. Surface water and ground water are abundant in the area.

Like most of the coastal areas in Southeast China, the area is densely populated. Local residents are mainly engaged in farming and there are abundant rectangular aerated ponds for fish farming dotting the landscape. The labour force is composed of local residents and a large number of immigrants from inland provinces and is sufficient for various industry needs in the area.

4.3

INFRASTRUCTURE

The town of Fuwan is located 2 km SE of the property along a dirt road which connects it to a major highway system. Electrical power, water, telephone and supplies can be obtained in the town. General labour is readily available but labour more specialized in mining would need to be recruited and/or trained. The property is large enough to accommodate potential tailings, waste disposal areas and potential processing plant sites.

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5.0

HISTORY AND PREVIOUS EXPLORATION

5.1

PREVIOUS EXPLORATION

Since 1949, mineral exploration in China has been undertaken at all scales by teams of geologists and engineers. Each team was responsible for a certain region and within each team there were sub-teams with specific mandates such as geology, geochemistry, mineral deposit evaluation, diamond drilling etc.

There is no historic record for mining in the property area before the discovery of gold in early 1990. Illegal artisanal mining began in 1991 and most of the oxidized portion of the mineral zones between Lines 3 and 4 on the property were mined out (see Figure 5-1).

Figure 5-1:

Water fills previously illegally mined area on the Changkeng Gold deposit

From 1994 to 2003 the Fuwan Property was under the ownership of the Guangdong Department of Lands and Resources. In September 2003, land title was transferred to the 757 Geo-Exploration Team of Guangdong Province. In July 2005, the Fuwan permit was transferred to Minco-China. Once the paperwork is processed, this permit and the other exploration permits presently held by Minco-China in the Fuwan area will be transferred to the Joint Venture. The Corporation holds 70% of the Joint Venture and the GGEDC owns 30%. In order to explore the Changkeng Permit area, the Guangdong Minco-Jinli Mining Company Joint Venture was formed in April 2004. Minco Mining holds 51% and four other parties hold the remaining 49% (see section on Property Location and Tenure for detailed ownership in the Joint Venture).

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A brief history of recent exploration is detailed below:

1959-1971: Geological exploration for pyrite, coal and uranium was carried out intermittently by different geological teams.

1986-1989: Regional Geological Survey Team of Guangdong Bureau of Geological Exploration conducted a regional stream sediment sampling program at a 1:200,000 scale. Significant gold and silver geochemical anomalies were delineated in the Changkeng-Fuwan area. The Au-Ag anomalies were followed up with detailed soil sampling at a 1:50,000 scale, which demonstrated good potential for gold and silver mineralization in the area.

1990-1994: The Changkeng gold and Fuwan silver deposits were discovered in 1990 during the follow up of the 1:50,000 soil geochemical anomalies by the 757 Geo-Exploration Team. Detailed exploration was conducted at the Changkeng-Fuwan gold and silver zones and the adjacent area from 1990 to 1995.

1990: Report on Reconnaissance Investigation of Gold Mineralization in Changkeng, Gaoyau county, Guangdong province was completed by the 757 Geo-Exploration Team.

1992: A geochemical soil sampling and mercury survey over the Luzhou-Shizhou area lying 24 km to the south of the Changkeng-Fuwan deposit was conducted at a 1:10,000 scale.  Test drilling over two geochemical anomalies intersected silver mineralization at Dieping and Luzhou areas.

1992-1993: Geological exploration was carried out at the Luzhou Pb-Zn occurrence. Beginning of diamond drill programs by the 757 Geo-Exploration Team. A silicified structural breccia was intersected at the contact between Triassic and Carboniferous sedimentary sequences in drill holes. Two gold veins and one silver vein were discovered at depth.

1993: Seismic and electrical surveys were conducted along 9 profiles over the Luzhou-Shizhou area. Sections with good potential for gold and silver were delineated and diamond drilled.

October 1993: Prospecting of Changkeng gold deposit was completed by the 757 Geo-Exploration Team and a total resource (Categories D+E, as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China) of 30.49 t of gold was delineated between Exploration Lines 16 and 27.

1993-1995: Prospecting of Fuwan silver deposit was conducted by the 757 Geological Exploration team and a total resource (D+E as above) of 5134.6 t silver was reported.

April 1994: Detailed exploration on the central section between exploration lines 8 and 15 and above elevation -15m was completed and 5t gold was delineated as category C+D (measured reserve) as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China.

A total of 27,110 metres of core was drilled on the Changkeng-Fuwan deposits from 1991 to 2005. There were 16 holes drilled on the Fuwan property, totalling 4,247 metres, 97 holes on the Changkeng gold portion totalling 15,480 metres, and an additional 27 holes totalling 7,385

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metres on the surrounding mineral lease. Barrick Gold Corporation drilled 11 holes; eight of the Barrick holes were drilled between sections 7 and 24 within the Changkeng License area (included in the 97 holes) and the other three holes were drilled as follow up to Hg geochemical anomalies outside the license area.

There were many trenching programs undertaken on the property, as well as 2 holes drilled for the purposes of a metallurgical test on the Fuwan silver portion. Geotechnical data were collected, including core recovery, RQD and structural logging. Collar locations were surveyed using an EDM station with a survey accuracy of ±0.12m.

5.2

PREVIOUS RESOURCE ESTIMATES

The gold resources on Changkeng were classified according to the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China. A total resource of 30.49 t gold (Categories D+E, as per the Classification of Solid Mineral Resources and Reserves of the State Monitoring Bureau of Quality and Technology of China), was delineated between exploration lines 16 and 15. The D category resource was defined by 80x80m grid drilling and trenching and category E was defined by 160x160m grid drilling.

A total silver resource on Fuwan (Category E) was estimated by the 757 Geo-Exploration team as 5134.6 t silver between exploration lines 54 and 75 (a regional estimation).

The Chinese exploration methodology and parameters of the resource classification system can be found in Appendix II

These resource calculations were done by the Chinese in 1995 before the application of NI 43-101. The Chinese classification system is not considered comparable to current CIM definitions and as such the resources are no longer considered relevant and have been replaced by the NI 43-101 compliant resource as reported in Section 17.0 of this report.

.

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6.0

GEOLOGICAL SETTING

6.1

REGIONAL GEOLOGY

The Changkeng-Fuwan gold-silver deposits are located at the northwest margin of a triangular Upper Paleozoic fault basin, at the margin with the north east trending Shizhou fault to the northwest, the east-west trending Dashi fault to the south and the northwest trending Xijiang fault to the northeast (Figure 6-1). Known precious and base metal occurrences and deposits occur predominantly along the margins of the 550 km² basin.

The basin area is comprised of two major sedimentary sequences, the Upper Paleozoic siliceous and argillaceous carbonate sequence and the Mesozoic coal-bearing clastic sequence. The two units are separated by a low angle fault zone.  Some Chinese geologists have interpreted the contact between Triassic sandstone and Carboniferous limestone as an unconformity along which an interlayer-sliding fault developed. The low-angle fault zone at the northwest margin of the basin hosts the known gold and silver mineralization in the Changkeng-Fuwan area and its southwest and northeast extensions.

Mesozoic granite occurs only at the southeast corner of the basin area. There are no outcrops of intrusive rocks at Changkeng-Fuwan and its adjacent area. Late Mesozoic granites are observed along the south margin of the Sanzhou basin.

Jilinggang
Dahongshan
Changkeng
Fuwan
Luzhou
Dieping
Gaoming
三洲盆地
SANZHOU BASIN
LEGEND
Silver Mineralization
Gold Mineralization

Figure 6-1:

Local Geology Map of Sanzhou Basin

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6.2

FUWAN PROPERTY GEOLOGY

Host rocks of the Changkeng-Fuwan deposits consist of Lower Carboniferous limestone and Upper Triassic terrestrial clastic rocks.

1.

Lower Carboniferous Limestone Sequence:

Lower: Neritic gray and dark-gray thickly-bedded bioclastic limestone;

Middle: Terrestrial grey-whitish and reddish quartz sandstone intercalated with grey calcareous siltstone, mudstone, carbonaceous shale and coal;

Upper: Gray and dark-grey medium to thickly bedded argillaceous limestone and mudstone; light-grey brecciated bioclastic limestone intercalated with yellowish silicified limestone and silty mudstone. Some gold mineralization and most silver mineralization occurs in the brecciated bioclastic limestone.

2.

Upper Triassic Clastics

The Upper Triassic clastics are comprised of variegated sandstone, sandy conglomerate and conglomerate, dark-grey mudstone, carbonaceous mudstone and siltstone.

The major structural control of the Changkeng-Fuwan deposits is an open syncline with its axis trending northeast. A low angle fault zone is developed along the contact between the Lower Carboniferous unit and the Triassic unit. The fault zone is from several meters to tens of meters in width and is occupied by lenticular brecciated and silicified rocks, brecciated limestone, and silicified sandy conglomerate. The fault zone may have acted as both a feeder conduit and a host structure for the gold and silver mineralization in the area. A set of second-order faults parallel to the major fault were developed in the limestone at the footwall. Silver mineralization also occurs in the second-order faults.

The upper parts of the Lower Carboniferous carbonate sequence and the lower part of the Upper Triassic clastic rocks are structurally brecciated and mineralized with gold and silver within the fault zone. Gold mineralization and silver mineralization are closely associated spatially but occur at different positions in the low-angle fault zone. Most gold mineralization occurs in the Triassic clastic rocks while most of the silver mineralization occurs in the brecciated, siliceous fault zone which separates the two units. There is also a smaller volume of silver mineralization associated with fractures parallel to the main fault and lying within the bioclastic limestone of the Lower Carboniferous sequence.

Typical alteration associated with the Changkeng-Fuwan gold-silver deposits includes silicification, clay (mainly illite), barite, fluorite, carbonate and pyrite. Alteration developed predominantly within the major fault zone between the Carboniferous limestone and Triassic clastic rocks and the second-order faults at the footwall. Silicification and sulfide mineralization are most closely associated with gold and silver mineralization.

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广东省高明市
富湾银矿区地形地质图
比例尺 1: 2000
TOPOGRAPHY & GEOLOGY MAP OF CHANGKENG-FUWAN
PROJECT AREA, GAOMING CITY, GUANGDONG PROVINCE
图
LEGEND
例
Quaternary
Alluvium
Eogene
Conglomerate, sandstone, siltstone & mudstone
Cretaceous
Conglomerate, fine sandstone, siltstone & laminated mudstone
Upper Triassic conglomerate, sandstone, siltstone, & mudstone
Sandy conglomerate, conglomerate, mudstone, fine-grained sanstone and silty mudstone
Mudstone, silty mudstone and siltstone
Conglomerate, sandstone, siltstone, shales & mudstone, coal
Lower carboniferous bioclastic breciated limestone and laminated limestone
Dark-grey carbonaceous argillaceous limestone
Fine-grained sandstone, mudstone and laminated limestone
Bioclastic-bearing limestone, silicified limestone
Faulted and fractured alteration zone and its serial number
Measured & infered normal fault
Measured & infered reverse fault
Measured & infered unclear fault
Economic gold ore zone and serial number
Uneconomic gold ore zone and serial number
Measured and infered geological boundary
Measured and infered unconformity
Occurrence
Exploration line and serial number
DDH serial number/elevation/depth (Vrtical/Inclined)
Holes with silver interception
Holes with gold interception
Holes with gold and silver interception
Holes without silver interception
Failed hole
Trench
Adit & serial number
Exploration well and serial number
Inclined drift
Overburden removal
广东省地质矿产局七五七地质大队一分队
广东省高明市富湾银矿区地形地质图
比例尺
1: 2000
1995.9.20

Figure 6-2:

Fuwan Property Scale Geology Map

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7.0

DEPOSIT TYPE AND MODEL

The Changkeng-Fuwan gold and silver deposits may be considered as sediment hosted, epithermal deposits. The author has visited several Carlin deposits, (Goldstrike, Cortez, Dee, Getchell) and while there is no suggestion that the Changkeng gold deposit is of the same scale as the Carlin deposits, there are many similarities between the two. Table 7-1 is an extract from a paper entitled "Gold Deposits and Their Geological Classification" by Robert, F., Poulsen, K.H. and Dubé, B. of the Geological Survey of Canada. The author added in the column on Changkeng.

Table 7-1: Comparison of Changkeng Deposit with Nevada Carlin Deposits

CRITERIA	CARLIN TYPE	CHANGKENG
Host rocks

Irregular discordant breccia bodies and concordant strata-bound disseminated zones confined to particular stratigraphic units occurring in carbonate and impure carbonate-argillite facies of continental shelves that have been overprinted by regional thrusting, extensional faulting and felsic plutonism

Brecciated, siliceous rocks on top of bioclastic limestones, thin bedded and laminated, brecciated black material, radiolarian chert, related to Himalayan Tectonic Event
Associated Alteration	Decalcification, silification: may be within zones of argillic and sericitic alteration	Silicification, argillite, calcite, minor fluorite, barite
Metal Association	Sub-micron gold within pyrite, orpiment, realgar, cinnabar, stibnite, highly variable Au:Ag ratios but typically Au < Ag	Disseminated gold, pyrite, orpiment, realgar, stibnite, Au:Ag ratios low
Form of Mineralization	Disseminated sulphides in discordant breccia bodies and strata-bound zones	Disseminated sulphides in concordant to disconcordant breccia bodies and strata-bound zones
Size and Scale of Deposit	1-10 Mt of ore @ 1-10 g/t Au	Currently unknown

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The Fuwan silver deposit is characterized by vein and veinlet mineralization within zones of silicification. The predominant sulphide minerals are sphalerite and galena with lesser pyrite, and rare arsenopyrite, chalcopyrite and bornite. Paragarite and freibergite are other important silver minerals in the deposit.  The deposit is poor in gold (< 0.2 ppm).

The Changkeng-Fuwan gold and silver deposits are confined in a fault zone separating a Lower Carboniferous limestone sequence and an Upper Triassic Clastic sequence. Two zones of gold mineralization, (Changkeng Property) Zone 1 and Zone 2, were delineated between exploration lines 15 and 16 at surface. Both zones are trending NE and dip to the SE at 30° to 50° at the upper portion and 15° to 30° at the lower portion of the fault. The two zones merged along both dip directions at depth and strike direction to the northeast. Gold veins occur as lenticular bodies in the brecciated Triassic clastics at the upper portion of the synform zone. The gold zones tend to pinch out toward the hinge of the syncline where they were replaced by silver mineralization at Fuwan.

The greatest volume of silver mineralization lies within the brecciated and silicified fault zone in Zone 1 (lying completely within the fault plane) and Zone 2 (lying partially within the fault plane). Zones 3, 4, 5, and 6 are situated entirely within the footwall limestone sequence and lie along planar fractures in the limestone.

The exploration program will target the fault zone along strike and down dip both east and west of the Fuwan Silver main zone.

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8.0

MINERALIZATION

The mineralized zones at the Fuwan deposit are currently considered primary mineralization and have been divided into two types:

1

Siliceous (silicified) material: This type of material is grey to dark grey in colour and mainly composed of secondary quartz, illite, argillaceous and carbonaceous material, and pyrite. Fractures and mariolitic cavities were highly developed;

2

Calcareous-siliceous material (silicified limestone): This type of material is light grey to dark grey in colour and is composed of secondary quartz, residual limestone, calcite, and pyrite. The mineralization occurs in the second-order faults in the footwall limestone of the contact zone.

Two specific studies were undertaken on the mineralogy of the deposit, which was studied by thin section microscopy and scanning electron microscopy. These reports were consulted at the offices of the 757 Geo-Exploration Team. Rock types include limestone, silicified limestone, silicified sandstone, carbonate-quartz veins, bioclastic limestone, silicified brecciated limestone, and marble-like limestone. Major silver ore minerals include freibergite, paragyrite, silver-antimony, brongriarite, and argentite; jamesonite as a secondary mineral and eugenite, a Sb-Cu-Ag sulphide mineral, a “black silver” mineral, a silver sulphur mineral, and native silver as minor minerals. The report contains numerous photomicrographs and scanning electron micrographs showing mineral relationships.

A description of Zones 1 to 8 is detailed below.

Zone 1

Zone 1 is the main mineralized body, lying entirely within the siliceous, brecciated fault zone that separates the upper Triassic clastic unit from the Lower Carboniferous limestone unit. Zone 1 is continuous over a strike length of 2,690 m, varying from 1.5m to 23.6m in intersected width with a 5.5m average width. Silver grades vary from 1 g/t to 3,285 g/t with a length weighted average grade of 133 g/t.

Zone 2:

Zone 2 is second to Zone 1 in volume and lies partially within the fault zone and partially outside of it.  It has a total strike length of 1,960 m. The average intersected width is 3.4m, varying from 0.5m to 17.7m. Silver grades range from 1 g/t to 2,200 g/t with a length weighted average grade of 157 g/t.

Zone 3:

Zone 3 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 1,070m. The average intersected width is 3.9m, varying from 1.8m to 12.1m. Silver grades range from 1 g/t to 1,670 g/t with a length weighted average grade of 170 g/t.

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Zone 4:

Zone 4 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 870 m. The average intersected width is 2.4m, varying from 1.85m to 3.61m. Silver grades range from 3 g/t to 1,940 g/t with a length weighted average grade of 325 g/t.

Zone 5:

Zone 5 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 630 m. The average intersected width is 2.3m, varying from 1.5m to 2.8m. Silver grades range from 1 g/t to 885 g/t with a length weighted average grade of 215 g/t.

Zone 6:

Zone 6 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 260 m. The average intersected width is 2.7m, varying from 1.4m to 3.73m. Silver grades range from 2 g/t to 196 g/t with a length weighted average grade of 68 g/t

Zone 7:

Zone 7 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 820m. The average intersected width is 3.4m, varying from 1.4m to 8.0m. Silver grades range from 4 g/t to 723 g/t with a length weighted average grade of 137 g/t.

Zone 8:

Zone 8 lies entirely within the Carboniferous Limestone unit along fractures parallel to the major fault. This zone has a strike length of 620 m. The average intersected width is 1.5m, varying from 1.3m to 1.7m. Silver grades range from 4 g/t to 289 g/t with a length weighted average grade of 95 g/t.

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9.0

EXPLORATION

The Chinese Government Regional Geological Survey Team (RGST) completed a 1:200,000 scale regional stream sediment sampling program at a sample density of 1 to 2 samples per square kilometre in 1986. The survey led to the identification of the important regional geochemical Au and Ag anomalies in the Changkeng-Fuwan area. Further detailed 1:50,000 scale soil sampling within the anomalous area and preliminary follow-up of the geochemical anomalies were conducted by the RGST and exploration potential was proved over the Changkeng-Fuwan zone. In 1990, as a normal practice in China at that time, the regional geochemical anomaly data were transferred by the Chinese government to the 757 Geo-Exploration Team, a professional team who would carry out detailed exploration and drilling from the Guangdong Geological Exploration Bureau in Jiangmen City. The 757 Geo- Exploration team carried out a comprehensive geological exploration program including mapping, trenching, and grid drilling from 1991 to 1993 on the Changkeng portion of the property and subsequently produced a resource calculation for the gold portion of the property.

Trenching and drilling for silver on Fuwan, by the 757 Geo-Exploration team, was conducted between 1993 to 1995. A drilling program at a grid spacing of 160-320 m x160-320 m was used in estimating the silver resource.

Exploration by Minco Mining began in 2003 with diamond drilling on the Fuwan gold and silver portions of the property.

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10.0

DRILLING

10.1

PREVIOUS DRILL PROGRAMS AND INTERPRETATION

The diamond drilling sub-group of the 757 Geo-Exploration Team, Minco Mining and Barrick Gold Corp. drilled a total of 27,110 metres of core, distributed among 132 holes from 1991 to 2005. Sixteen holes were drilled on the Fuwan silver portion, 97 holes on the Changkeng gold portion, including the 8 holes drilled by Barrick, and 3 holes drilled by Barrick on the larger mineral lease.

Geotechnical data were collected, including core recovery, RQD and structural logging. Collar locations were surveyed using EDM stations with a survey accuracy of ±0.12 m.  Down hole tests were taken on a regular basis both for vertical holes and inclined holes. The authors examined this data and concluded that drill hole deviation was not an issue on the property.

For the geological interpretation, the 757 Team produced cross sections at a 1:500 scale, spaced 40, 80, and 160 m apart for gold zones and 160 and 320 m apart for silver zones. The sections show lithology, structure, dip extension of mineralized zones, location and grade of core and trench samples. Most of the sections over the silver zones are interpretative in nature because of the distance between pierce points on most sections or the limited number of holes on a section. Section 16 (Figure 10-1) is a typical cross section interpreted by 757 team geologists and supported by drilling completed by Minco Mining.

Figure 10-1:

Cross Section 16 Showing Historical Interpretation

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10.2

CURRENT INTERPRETATION

A set of cross sections matching the original exploration section spacing were plotted. In order to geologically model the zones, the mineralized contact zone was first modeled as a separate entity. From section to section across the property the contact zone was interpreted based solely on geology, and this zone was used as a guide to model the mineralization. The contact zone shows classic pinch and swell structure, both along and across strike.

Six mineralized zones were modeled, and the nomenclature used by P&E does not necessarily match the nomenclature used by Minco Mining.

Zone 1 lies completely within the contact zone, and represents the greatest volume of the six zones. Zone 2 lies partially within the contact zone and partially outside of it. It represents the next greatest volume in the deposit.  Zones 3, 4, 5 and 6 are located along subsidiary structures which trend parallel to the contact zone.  Zone 7 (Lu Zhou) is located 3.5 km SW of and Zone 8 (Jilinggang) is located 1.5km NE of the main Fuwan deposit.. These zones all lay within the structural footwall in the Carboniferous limestone, and they mimic the shape of the contact zone with pinch and swell. Little tonnage is represented in these subsidiary zones and there is often one high value which carries the intersection. Widths in these zones average 2.4 metres. For a detailed description of the zones, see Section 8.0 above.

Figure 10-2:

Cross Section 4 Showing Gemcom modeled zones as interpreted by P & E

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Figure 10-3:

Cross Section 16 Showing Gemcom modeled zones as interpreted by P & E

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11.0

SAMPLING METHOD AND APPROACH

11.1

HISTORICAL SAMPLING METHODS

Assay intervals were commonly based on 1.0 to 1.5 m intervals, although interval widths were also controlled by geological, structural or mineralogical contacts. Generally, sampling of the drill core began just above the silicified breccia zone which marked the contact between the Lower Carboniferous limestone and the Upper Triassic clastic unit. Drill core above this contact was rarely sampled. All core was half split by saw by a member of the 757 Geo-Exploration Team at the core logging facility located at the previous base of the 757 Geo-Exploration team about 20 km northeast of Jiangmen City.

The samples were sealed and transported by truck from the base to the central lab at the 757 Geo-Exploration Team in Jiangmen City. Three to five percent of the samples were sent to the Guangdong Central Laboratory, Ministry of Geology and Mineral Resources in Guangzhou for external checks. Holes were sampled for gold and silver from 1991 to 1995, (ZK series holes) and the more recent holes from 2003 to 2005 were routinely sampled for gold, silver, arsenic, antimony, bismuth, mercury, copper, lead and zinc, (JZK series holes).

The authors spent a day at the offices of the 757 Geo-Exploration Team in Jiangmen City reviewing (and photographing for documentation purposes) original assay certificates from the Ministry drilling, (ZK series holes). A representative number of drill holes were chosen from cross sections on the property and the related assay data were collected. Check samples done by the Guangdong Central Laboratory, Ministry at the Geology and Mineral Resource in Guangzhou were also photographed. A data plot of the original assays versus the check assays for silver can be seen in Figure 11-1. The reproducibility of the original assays by the rechecks is considered excellent, assuming the second lab had no prior knowledge of the first labs results. The authors had no way of confirming whether or not the duplicate checks were blind.

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757 Team Recheck Assays Ag
ZK Series Holes
Silver g/t
Sample number (n=32)
Original Value
Recheck Value
0
500
1000
1500
2000
2500
ZK1103-H6
ZK1003-H11
ZK1003-H46
ZK1608-H8
ZK1609-H17
ZK3201-H4
ZK3202-H11
ZK0409-H21
ZK0409-H23
ZK2403-H57
ZK2403-H58
ZK4004-H21
ZK2404-H25A
ZK4808-H45
ZK4802A-H52
ZK4802A-H53

Figure 11-1:

Plot of Silver Assays and Rechecks for Historical Data

11.2

CURRENT SAMPLING METHODS

For the more recent holes drilled by Minco Mining in 2003-2005, (JZK series), digital assay reports were obtained (from Minco). Intervals from these holes were assayed using a wet method (acid digestion, AD) at the Institute of Geophysical and Geochemical Exploration (IGGE). Samples with >1 g/t Au from the eight holes drilled in 2004 on the Changkeng gold property and samples from metallurgical test holes on the Fuwan silver property were reanalyzed using fire assay (FA) procedure at the Beijing General Institute of Mining and Metallurgy. Twenty percent of samples with >1 g/t Au were sent to the Acme Analytical Lab in Vancouver, Canada as check samples for gold. The FA procedure was also used at the Acme lab.

These assays were for gold only. A comparison plot of these data is shown in Figure 11-2. The data from the IGGE Laboratory, which used the acid digestion method, appear consistently lower than either the Beijing or Acme Laboratories who used the fire assay method. Reproducibility is however, considered satisfactory.

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Lab Rechecks Au Only
JZK Series Holes
60
50
40
30
20
10
0
g/t
FA Beijing
AD - IGGE
FA Acme Vancouver
JZK0401-H9
JZK0401-H23
JZK0401-H28
JZK0401-H33
JZK0401-H34
JZK0401-H35
JZK0401-H38
JZK0601-H08
JZK0601-H10
JZK0601-H12
JZK0601-H14
JZK0601-H16
JZK0601-H17
JZK0101-H04
JZK0101-H06
JZK0101-H08
JZK0101-H10
JZK0101-H15
JZK0401-H43
JZK0401-H48
JZK0401-H53
Sample Number

Figure 11-2:

Plot of Gold Assays and Rechecks for Current Data

Lead and zinc were assayed for in the recent JZK series holes and length weighted composites for these metals were calculated for the constrained domains and included in the resource estimate undertaken by P & E. Verification was done on Pb and Zn assays, including duplicate reproducibility and CRM assays for the JZK holes. Plots of assay duplicates are shown in Figures 11-3 and 11-4. Raw data and plots of CRM can be found in Appendix I. For the limited amount of Pb and Zn data in the database the duplicate reproducibility for both metals is excellent and there appear to be no problems with the batches, based on the CRM assays.

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Pb Duplicates JZK Series Holes
Pb ppm
Sample Number (n=48)
Original Pb ppm
Duplicate Pb ppm
0
50
100
150
200
250
300
350
28103
28105
28107
28109
28111
28113
28115
22403
22405
22407
22409
22411
38503
38505
38507
38509
38511
38513
27602
27604
27606
27608
27610
27612

Figure 11-3: Plot of Lead Assays and Rechecks for Current Data

Zn Duplicates JZK Series Holes
Zn ppm
0
100
200
300
400
500
600
700
800
26103
26105
26107
26109
26111
26113
26115
22403
22405
22407
22409
22411
38503
38505
38507
38509
38511
38513
27602
27604
27606
27608
27610
27613
Sample Number (n=47)
Original Zn ppm
Duplicate Zn ppm

Figure 11-4: Plot of Zinc Assays and Rechecks for Current Data

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12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

Drill core was shipped to the field camp from the drilling site at the end of each shift. At the field camp, routine logging was conducted by Minco Mining’s project geologist.

Sections with visible sulphides, alteration and structures were measured and marked for sampling during logging. Core for sampling was cut in half with a diamond saw. In most cases, the sample was composed of half of one-meter core (about 5 kg per sample). Shorter samples were collected in some narrow fracture zones. The other half of the split core was kept in the original core box. Core boxes for each hole were numbered sequentially and kept in a secure core storage location at the camp.

Core samples were sealed in sample bags and shipped to the Central Laboratory of the Institute of Geophysical and Geochemical Exploration (IGGE) in Langfang, Hebei province. IGGE’s lab (ISO 9001) is a well regarded laboratory for exploration samples in China and has provided service to several western mining companies, including Teck’s White Silver Mountain project, Southwest Resources, Pacific Minerals, and Quincunx Gold. Duplicates and reference samples were also arranged for quality control at the IGGE lab.

The sampling protocol for the JZK series holes is described in detail below.

Sample Preparation:

A 3kg sample is crushed to about 2mm size with a routine jaw crusher;

A 600g split is taken from the crushed material and pulverized to minus 80 mesh with a rolls crusher;

Half of the minus 80 mesh sample is further pulverized to 95% minus 200 mesh for analysis;

A 30g sub-sample is analyzed for gold and silver with atomic absorption spectrometry;

A 10g-sample was dissolved and analyzed for As, Sb, Bi and Hg with atomic fluorescence spectrometry, and Cu, Pb, W and Zn with ICP mass spectrometry.

12.1

QUALITY ASSURANCE AND QUALITY CONTROL

For the ZK series holes drilled by the 757 Geo-Exploration Team, the original assays were verified by the authors at the 757 Team offices in Jiangmen City. No internal laboratory QC data were included with the assay data.

The more recent drilling, (JZK series holes) did have internal lab QC standards inserted. Each lab inserts lab-prepared duplicates and certified reference material (CRM) samples. The reference materials are prepared by the IGGE and have been widely adopted by Chinese labs and some commercial labs in North America. For approximately every 50 samples there are five or six CRM samples and ten lab duplicates analyzed. A plot of these data for both silver and gold is shown in Figures 12-1 and 12-2. The data as plotted were acquired from original assay

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certificates, and all CRM samples as reported on the certificates are shown. It is to be noted that in Figure 12-1, the A and B CRM standards are declared as being 33 ppb and 89 ppb silver respectively.  These extremely low values are not consistent with Canadian standards for silver detection and are well below the expected data range of the resource estimate.

Figure 12-1: Plot of Certified Reference Material for Silver for Current Data

CRM Four Report Plot Silver (2004224, 2004261, 2004276, 2004385)
JZK Series Holes
Silver ppb
Sample Type Code
0
200
400
600
800
1000
1200
1400
0
5
10
15
20
25
A
B
C
D
E
Recommended Values for CRM
A= 33 ppb Ag
B= 89 ppb Ag
C= 270 ppb Ag
D= 1150 ppb Ag
E= 1150 ppb Ag
F= 3200 ppb Ag
FA Beijing Lab (ppb Ag)

CRM Four Report Plot Au (2004224, 2004261, 2004276, 2004385)
JZK Series Holes
gold ppb
Sample Type Code
0
200
400
600
800
1000
1200
1400
0
5
10
15
20
25
A
B
C
D
Recommened
Values for CRM
A =11,4 ppb Au
B= 21,5 ppb Au
C= 100 ppb Au
D= 1090 ppb Au
E= 3140 ppb Au
F= 1090 ppb Au
FA Beijing Lab (ppb)

Figure 12-2:  Plot of Certified Reference Material for Gold for Current Data

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13.0

DATA VERIFICATION

The Fuwan Property was visited by Mr. Eugene Puritch, P.Eng., and Ms. Tracy Armstrong, P. Geo., from August 25th to August 28th, 2005. Data verification sampling was done on the existing drill core, with sixteen samples collected for assay. An attempt was made to sample intervals from a variety of low and high-grade material. It was noted that many of the high-grade silver intervals had a large percentage of core missing. This was presumably because the high-grade silver mineralization was easy to see visually, and choice pieces had been removed by the various groups that had preceded us. The chosen sample intervals were then sampled by taking quarter splits of the remaining half-sawn core. The samples were then documented, bagged, and sealed with packing tape and were hand delivered to ALS Chemex, in Mississauga, Ontario. ALS Chemex is a reputable international laboratory providing analytical services to the mining and mineral exploration industry in more than 15 countries. All ALS Chemex laboratories in Canada are registered under ISO 9001:2000 quality standard.

At no time, prior to the time of sampling, were any employees or other associates of Minco-China or Minco Mining advised as to the location or identification of any of the samples to be collected by the authors.

All samples remained in the sole possession of the authors until submission to the ALS Chemex Laboratory in Mississauga, Ontario.

The P&E check assay results are shown in Figures 13-1 and 13-2 as a comparison with original results. There is excellent reproducibility between the two sets of assay data for Au.

In order to mitigate the effect of the “trophy” sampling and the fact that a number of high-grade  intervals had little remaining core to sample, six values from the original Chinese assay results above 300 g Ag/t and their corresponding values in the P&E (ALS Chemex) data set were removed.  Figure 13-2 shows the results when these high-grade intervals were eliminated. There is a 13.5% difference in the length weighted average silver values of the two data sets.

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P&E Field Samples vs Minco Core GOLD
Gold g/t
50,00
45,00
40,00
35,00
30,00
25,00
20,00
15,00
10,00
5,00
0,00
B387463
B387464
B387465
B387466
B387467
B387468
B387469
B387470
B387471
B387472
B387473
B387474
B387475
B387476
B387477
B387478
Sample Number
Au original Minco
Final AuChemex

Figure 13-1: P & E Independent Core Sampling Checks for Gold

P&E Field Samples versus Minco Core SILVER
Ag g/t
250
200
150
100
50
0
B387463
B387464
B387467
B387468
B387469
B387470
B387471
B387474
B387476
B387477
Sample Number
Ag Original Minco
Final Chemex Grav Ag

Figure 13-2:  P & E Independent Core Sampling Checks for Silver

Two holes, NZK3201 and NZK2401A were drilled by Minco Mining in the spring and summer of 2005 as twins to holes ZK3209 and ZK2403 respectively, in order to validate the geology and mineralization. The holes were logged by Minco Mining geologists. Twin NZK2401A

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demonstrated good geological correlation with hole ZK2403, however there was a marked difference in the grades and less so in the widths of the mineralized intersections in the two holes. Twin NZK3201 did not correlate with hole ZK3209, as the mineralized zones could not be matched in the two holes. In this respect the twin is considered to have failed in its purpose, even though there were several high-grade intersections in the hole.

In addition to the twins being a comparison one against the other, holes NZK3201 and NZK2401A were independently sampled by the authors during the site visit, (results for silver are presented in Figure 13-2 above as samples B387463 and B387464). Results between twinned holes ZK2403 and NZK2401A and ZK3209 and NZK3201 are presented in Figures 13-3 and 13-4 below.

Figure 13-3: Twinned Hole Comparison ZK2403 versus NZK2401A Zone 1 Silver Only

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Figure 13-4: Twinned Hole Comparison ZK3209 versus NZK3201 Zone 1 Silver Only

All assay data collected from the offices of the 757 Geo-Exploration Team in Jiangmen City, (ZK series holes), as well as assay data from four reports for the JZK series holes, and all FA rechecks done at both the Beijing Laboratory and the Acme Laboratory were graphed. Excel spreadsheets containing all these data can be found in Appendix I.

It is the authors’ opinion that the data have been adequately verified for the purposes of this report. The data are of apparently good quality, however further verification of the Chinese data is necessary as recommended in Section 18.2 of this report.

It is recommended that a complete QA/QC program be instituted for further drill programs at Fuwan. This should include field blanks, field duplicates, and CRM samples inserted in the field, as well as a request to the lab for them to insert lab blanks, and CRM and lab duplicates as per usual. The CRM should be tailored to the ore body as sulphide material (as opposed to oxide material which is a common CRM). CRM values should also more closely match the expected grade range of the samples being submitted.

The CRM should preferably be purchased from an independent manufacturer, such as Rocklabs in New Zealand, (www.rocklabs.com) or CANMET in Canada, (www.nrcan.gc.ca).  Quality control monitoring should be an on-going process by a member of the Corporation’s team.

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14.0

ADJACENT PROPERTIES

There are no adjacent properties to report on.

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15.0

PREVIOUS MINERAL PROCESSING AND METALLURGICAL TESTING

15.1

METALLURGICAL TEST WORK REVIEW

A metallurgical investigation on the Fuwan Deposit was carried out by the Guangdong Institute of Mineral Utilization in 1995. This study indicated that the Fuwan mineralization is typically in the +0.35mm to –2.0mm grain size fraction, is free milling and is associated with gangue minerals, including quartz and calcite. Silver mineralization is present as freibergite and paragyrite with galena and sphalerite as the main sulphide minerals.

Bench scale flotation tests producing a bulk concentrate and a preferential concentrate were performed. The bulk test resulted in a concentrate with 5,028 g/t Ag, 15.6% Pb and 36.5% Zn with recoveries of 94.1% for Ag, 90.1% for Pb and 90.4% for Zn.

The preferential test produced a Ag-Pb concentrate containing 12,959 g/t Ag and 42.7% Pb and 7.8% Zn with recoveries of 77.6% for Ag, 80.1% for Pb and 6.6% for Zn.  The Ag-Pb middling contained 1,144 g/t Ag, 4.2% Pb and 5.7% Zn with recoveries of 8.5% for Ag, 9.7% for Pb and 6.1% for Zn.  The Zn concentrate contained 56.6% Zn, 0.6% Pb and 997 g/t Ag with recoveries of 82.1% for Zn, 1.9% for Pb and 10.2% for Ag. The total Ag recovery with preferential flotation is 96.3%.

Additional test work utilizing cyanidation indicated that the Fuwan mineralization is cyanide resistant with recoveries from crude mineralization at less than 82%. The bulk concentrate flotation method result of 94% Ag recovery was utilized for the purposes of calculating the Ag cut-off grade for the resource estimate due to its simplicity and realistic likelihood of achievability.

Table 15.1:  Fuwan Mill Feed & Bulk Flotation Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	5.5	5,028	15.62	36.46
Recovery		94.1	90.1	90.4

Table 15.2:  Fuwan Mill Feed & Preferential Flotation Ag-Pb Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	1.8	12,959	42.73	7.75
Recovery		77.6	80.1	6.6

Table 15.3:  Fuwan Mill Feed & Preferential Flotation Zn Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	3.2	997	0.60	56.56
Recovery		10.2	1.9	82.1

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Table 15.4:  Fuwan Mill Feed & Preferential Flotation Middling Concentrate Grades

	Wt (%)	Ag(g/t)	Pb (%)	Zn(%)
Feed	100	302	0.94	2.32
Concentrate	3.2	1,144	4.15	5.73
Recovery		8.5	9.7	6.1

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16.0

HISTORICAL MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Historical Resource Estimates by the Chinese were discussed in Section 5.2 above.

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17.0

P & E 2005 RESOURCE ESTIMATE

17.1

INTRODUCTION

The purpose of this report section is to delineate the Fuwan Deposit Resources in compliance with NI 43-101 and CIM standards. This resource estimate was undertaken by Eugene Puritch, P.Eng. of P & E Mining Consultants Inc. of Brampton Ontario along with the assistance of Tracy Armstrong, P.Geo. The effective date of this resource estimate is October 7, 2005.

17.2

DATABASE

All drilling data was provided by Minco Silver Corporation, (the “Client”) in the form of Microsoft Access files, Excel files, drill logs and digital photos of assay certificates.  Twenty Two (22) drill cross sections were developed on a local grid looking northeast on an azimuth of 630 on a nominal 150 meter spacing. A Gemcom database was constructed containing 184 diamond drill holes.  Of the preceding 184 drill holes, 74 were utilized in the resource calculation. The remaining data were not in the area that was modeled for this resource estimate.  Surface drillhole plans are shown in Appendix III.

The database was verified in Gemcom and corrections were made in order to bring it to an error free status.  The Assay Table of the database contained 5,881 Ag, 4,504 Au, 476 Pb and 527 Zn assays.  All data are expressed in metric units and grid coordinates are in a Chinese UTM system.

17.3

DATA VERIFICATION

Verification of assay data entry was performed on 98 assay intervals for Ag.  A very few minor data errors were observed and corrected, with the overall impact to the database being negligible. The 98 verified intervals were verified with original assay lab certificates from the Chinese 757 Group Assay certificates.  The checked assays represented 20.9% of the data to be used for the resource estimate and approximately 1.7% of the entire database.

17.4

DOMAIN INTERPRETATION

Domain boundaries were determined from lithology, structure and grade boundary interpretation from visual inspection of drillhole sections.  Eight domains were developed and referred to as Zone 1 through to Zone 8.  These domains were physically created with computer screen digitizing on drillhole sections in Gemcom by the authors of this report.  The outlines were influenced by the selection of mineralized material above 50 g/t Ag that demonstrated a lithological and structural zonal continuity along strike and down dip.  In some cases mineralization below 50 g/t Ag was included for the purpose of maintaining zonal continuity. Smoothing was utilized to remove obvious jogs and dips in the domains and incorporated a minor addition of inferred mineralization. This exercise allowed for easier domain creation without triangulation errors from solids validation.

On each section, polyline interpretations were digitized from drill hole to drill hole but not extended more than 100 meters into untested territory.  Minimum constrained true width for

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interpretation was 1.5 metres. The interpreted polylines from each section were “wireframed” in Gemcom into 3-dimensional domains.  The resulting solids (domains) were used for statistical analysis, grade interpolation, rock coding and resource reporting purposes.  See Appendix IV.

17.5

ROCK CODE DETERMINATION

The rock codes used for the resource model were derived from the mineralized domain solids.  The list of rock codes used follows:

Rock Code Description

 0

Air

10

Fuwan Zone 1

20

Fuwan Zone 2

30

Fuwan Zone 3

40

Fuwan Zone 4

50

Fuwan Zone 5

60

Fuwan Zone 6

70

Lu Zhou Zone 7

80

Jilinggang Zone 8

17.6

COMPOSITES

Length weighted composites were generated for the drill hole data that fell within the constraints of the above-mentioned domains.  These composites were calculated for Ag, Au and wherever present Pb and Zn over 1.0 meter lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint.  The compositing process was halted upon exit from the footwall of the aforementioned constraint.  Un-assayed intervals were treated as null data. Any composites calculated that were less than 0.4m in length, were discarded so as to not introduce any short sample bias in the interpolation process. The composite data were transferred to Gemcom extraction files for the grade interpolation as an X, Y, Z, Ag, Au, Pb, Zn file for each domain

17.7

GRADE CAPPING

Grade capping was investigated on the raw assay values in the database within each domain to ensure that the possible influence of erratic high values did not bias the database.  Extraction files were created for constrained Ag data within each mineralized domain. The Au, Pb and Zn data were sparse in some domains resulting in their being treated as one group within Zones 1 to

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6.  From these extraction files, log-normal histograms were generated. Refer to Appendix V for graphs.

Table 17.1:   Ag Grade Capping Values for all Zones

DOMAIN	Capping ValueAg (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zone 1	1000	2	1.89	1.13	99.2%
Zone 2	1200	1	1.71	1.36	99.0%
Zone 3	1200	1	1.62	1.37	98.1%
Zone 4	1000	4	1.62	0.98	83.3%
Zone 5	600	2	1.38	1.27	86.7%
Zone 6	No Cap	0	0.91	0.91	100.0%
Zone 7	500	1	1.19	1.03	95.0%
Zone 8	No Cap	0	1.02	1.02	100.0%

Table 17.2:   Au Grade Capping Values for all Zones

DOMAIN	Capping Value Au (g/t)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1-6	10	12	2.77	2.19	97.0%
Zone 7	No Cap	0	2.28	2.28	100.0%
Zone 8	No Cap	0	0.95	0.95	100.0%

Table 17.3:   Pb Grade Capping Values for Zones 1 to 6

DOMAIN	Capping Value Pb (%)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1- 6	2.0	9	1.86	1.58	95.8%

Table 17.4:   Zn Grade Capping Values for Zones 1 to 6

DOMAIN	Capping Value Zn (%)	Number of Assays Capped	Raw Coefficient of Variation	Capped Coefficient of Variation	Cumulative Percent for Capping
Zones 1- 6	7.0	3	1.61	1.55	98.7%

17.8

VARIOGRAPHY

Variography was attempted on the constrained domain composites with somewhat limited success. Due to the high variability and relatively low data population density, variograms of sufficient quality for determining ellipsoid search ranges were not readily attainable. Reasonable mineralized multi-sectional continuity and grade was observed in Zones 1 and 2, however, there is still insufficient data to classify any of this resource as indicated.

17.9

BULK DENSITY

The bulk density used for the resource model was derived from measurements of test work performed by ALS Chemex of Mississauga, Ontario.  Representative samples obtained by this report author of the mineralized zones of the deposit were utilized.  The average bulk density from samples was calculated to be 2.64 tonnes per cubic meter.

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17.10

BLOCK MODELING

The Fuwan resource model was divided into three block model frameworks; the main Fuwan Zone, the Lu Zhou Zone and the Jilinggang Section. The Fuwan Zone block model has 35,200,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 440 columns (X), 500 rows (Y) and 160 levels (Z).  The Lu Zhou Zone model has 11,250,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 450 columns (X), 250 rows (Y) and 100 levels (Z).  The Jilinggang Section model has 3,300,000 blocks that were 3m in X direction, 6m in Y direction and 3m in Z direction.  There were 200 columns (X), 165 rows (Y) and 100 levels (Z).  All three block models were rotated clockwise 63 degrees.  Separate block models were created for rock type, density, percent, Ag, Au, Pb and Zn. Pb and Zn were only modeled in the Fuwan Zone.

The percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domain.  As a result, the domain boundaries were properly represented by the percent model ability to measure infinitely variable inclusion percentages within a particular domain.

The Ag, Au and where applicable Pb and Zn composites were extracted from the Microsoft Access database composite table into separate files for each Mineralized Zone.  Inverse distance cubed (1/d3) was utilized for Ag and Au with inverse distance squared (I/d2) utilized for Pb and Zn.  There were two interpolation passes performed, both for the inferred classification. The first interpolation was performed at a shorter range than the second, resulting in a two-step inferred interpolation that was coded into one block model. The resulting Ag grade blocks can be seen on the block model cross-sections in Appendix VI.. All Grade blocks were interpolated using the following parameters:

Table 17.5: Block Model Interpolation Parameters

Profile	Dip Dir.	Strike	Dip	Dip Range	Strike Range	Across Dip Range	Max # per Hole	Min # Sample	Max # Sample
Inferred 1	153[o]	63[o]	0[o]	200	200	20	2	3	12
Inferred 2	153[o]	0[o]	0[o]	400	400	100	2	1	12

17.11

RESOURCE CLASSIFICATION

For the purposes of this resource, classifications of all interpolated grade blocks were determined to be in the inferred category. Additional infill drilling likely at 40m to 50m spacing will be required to develop indicated resources.

17.12

RESOURCE ESTIMATE

The Mineralized Zone resource estimate was derived from applying Ag cut-off grades to the block model and reporting the resulting tonnes and grade for potentially mineable areas.  The following calculations demonstrate the rationale supporting the Ag cut-off grade that determines the potentially economic portion of the mineralized domains.

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Ag Cut-Off Grade Calculation (All currency in $US)

Ag Price

$6.71/oz (24 month trailing average price)

Au Price

$415/oz (24 month trailing average price)

Pb Price

$0.39/lb (24 month trailing average price)

Zn Price

$0.51/lb (24 month trailing average price)

Mining Cost (2,500tpd)

$8.00/tonne mined

Process Cost (2,500tpd)

$7.00/tonne mined

Ag Flotation Recovery

94%

Au Flotation Recovery

75%

Pb Flotation Recovery

90%

Zn Flotation Recovery

90%

Concentration Ratio

16.6:1

Ag Smelter Payable

90%  (includes refining charges)

Au Smelter Payable

90%  (includes refining charges)

Pb Smelter Payable

70%  (includes refining charges)

Zn Smelter Payable

70%  (includes refining charges)

Smelter Treatment Charges

$125/tonne ($125/16.6 = $7.53/tonne mined)

Concentrate Shipping

$5.00/tonne ($5/16.6 = $0.30/tonne mined)

General/Administration

$1.75/tonne mined

The above data were derived from Chinese and other worldwide mining operations similar to Fuwan.

Costs for Mining, Processing, Smelter, Concentrate Shipping and G/A combine for a total of ($8.00 + $7.00 +$7.53 + $0.30 + $1.75) = $24.58/tonne mined

Payable for the following predicted grades for Au (0.35g/t), Pb (0.21%) and Zn (0.67) are as follows:

Au = [(75% Recovery x 90% Payable x $415/oz)/31.1035 g/oz] x 0.35g/t       = $3.15/tonne

Pb = 90% Recovery x 70% Payable x 22.046 lb/t x $0.39/lb x 0.21%             = $1.14/tonne

Zn = 90% Recovery x 70% Payable x 22.046 lb/t x $0.51/lb x 0.67%             = $4.75/tonne

                                          Total payable contribution for Au, Pb and Zn = $9.04/tonne mined

The difference of ($24.58tonne costs - $9.04tonne Au, Pb, Zn revenue) $15.54/tonne must be made up by the Ag revenue to determine the Ag cut-off grade for the resource estimate.

Therefore, the Ag cut-off grade for this resource estimate is calculated as follows:

[($15.54)/[(6.71 x 94%)/31.1034] = 76.6g/t   (Use 75 g/t Ag)

The resulting resource estimate can be seen in the following table.

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Table 17.6:  Resource Estimate @ 75g/t Ag Cut-Off Grade

Area	Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Changkeng Permit	Inferred	6,970,000	154	34,510,000	0.50	0.22	0.77
Fuwan Permits	Inferred	13,406,000	195	84,047,000	0.26	0.19	0.59
Dadinggang Permit	Inferred	2,047,000	171	11,254,000	0.59	0.32	0.65
Total	Inferred	22,423,000	180	129,811,000	0.36	0.21	0.65

(1)  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

It should be noted that the mineral resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council November 14, 2004.

The Dadinggang Permit has been applied for and is currently in the approval process with the Ministry of Lands and Resources.  Minco has been granted exclusivity of application over this area until permit approval has been finalized.  P&E feels that there is a high likelihood that this permit will be approved in the near future.

Table 17.7: Fuwan, Changkeng & Dadinggang Combined Resource Estimate Sensitivity

CUT-OFF
Ag (g/t)	TONNES	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
700	191,520	818	5,034,993	0.28	0.46	0.49
600	289,758	763	7,108,003	0.40	0.61	1.02
500	799,001	538	13,821,987	0.32	0.69	1.24
450	1,021,821	509	16,727,679	0.33	0.74	1.47
400	2,156,546	423	29,361,956	0.35	0.52	1.20
350	2,724,997	411	36,028,576	0.36	0.49	1.19
300	3,159,587	391	40,976,180	0.36	0.45	1.12
250	3,981,060	368	47,065,380	0.35	0.42	1.03
200	6,524,855	312	65,533,498	0.33	0.34	0.87
175	7,965,135	290	74,171,979	0.34	0.30	0.82
150	10,739,518	256	88,428,183	0.35	0.29	0.77
125	14,108,937	228	103,356,910	0.34	0.26	0.70
100	17,795,185	204	116,602,008	0.35	0.24	0.67
75	22,422,839	180	129,811,458	0.36	0.21	0.65
50	25,673,188	165	136,315,002	0.38	0.21	0.64
25	26,533,467	161	137,415,650	0.38	0.21	0.64

The preceding resource estimate sensitivity table was derived by applying a series of increasing Ag cut-offs to the eight domains which constrain the mineralization. These domains were

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developed utilizing an approximate 50 g/t Ag cut-off grade as described in section 17.4 of this report. This 50 g/t Ag cut-off was found to be the grade at which the domains demonstrate the optimal lithological and zonal continuity along strike and across section. This set of domains was subsequently used during the application of all cut-off grades within the sensitivity table.

17.13

CONFIRMATION OF ESTIMATE

As a test of the reasonableness of the estimate, the block model was queried at a 0.1 g/t Ag cut off with blocks in all classifications summed and their grades weight averaged. This average is the average grade of all blocks within the mineralized domains. The values of the interpolated grades for the block model were compared to the length weighted capped average grades and average grade of composites of all samples from within the domain. The results are presented below.

Table 17.8: Comparison of Weighted Average Grade of Capped Assays and Composites with Total Block Model Average Grade

Category	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Capped Assays	146	0.84	0.28	0.87
Composites	149	0.80	0.26	0.78
Block Model	159	0.46	0.23	0.67

The comparison above shows the average grade of all the Ag, Pb and Zn blocks in the domains to be similar to the weighted average of all capped assays and composites used for grade estimation. Due to clustering of Au assay data, the Au block model grade was significantly less than the assays and composites, reflecting the conservatism within the block modelling process.

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18.0

CONCLUSIONS AND RECOMMENDATIONS

18.1

CONCLUSIONS

The Fuwan Property silver deposit was modeled under current CIM resource definitions (November, 2004) and in accordance with accepted industry practice. NI43-101 reporting standards and formats were followed in this document in order to report the mineral resource in a fully compliant manner.

The inferred resource as reported has demonstrated mineralized continuity, shape, density and grade, which has been reasonably assumed based on the samples collected from drill holes distributed at 80 to 160 metre intervals along exploration lines that are between 160 to 320 metres apart. The definition of Inferred Resource is in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, November 14, 2004.

Historical drill assay data were verified against the original lab certificates at the offices of the 757 Geo-Exploration Team of Guangdong Province. Original certificates for check duplicates undertaken at a separate lab were also verified at the same offices. Current assay data (2004 to 2005) from the holes drilled by Minco Mining were verified against the original lab certificates, as well as the rechecks, which were verified against an external Chinese laboratory and a Canadian laboratory (Au only). Certified reference material (CRM) assayed values were also verified from the original certificates and used to measure the accuracy of the batches of samples submitted from the drill core. Two diamond drill holes twinned in 2005 on the Fuwan silver portion of the property were compared against the originals drilled by the 757 Geo-Exploration Team. Twin NZK2401A demonstrated good geological correlation with hole ZK2403, however there was a marked difference in the grades and less so in the widths of the mineralized intersections in the two holes. Twin NZK3201 did not correlate with hole ZK3209, as the mineralized zones could not be matched in the two holes. In this respect the twin is considered to have failed in its purpose, even though there were several high grade intersections in the hole.

All historical and present data were found to be reliable with a high level of reproducibility albeit with several cautions as mentioned in Section 11.0 and 12.0 of this report.

Spot checks were made on locations of historical drill hole collars with a GPS and found to be accurate to within a few metres of the originally reported collar. Down hole tests were routinely taken in all drill holes and it is the authors’ opinion that diamond drill hole deviation was not an issue on the property.

The mineral resource estimate has delineated tonnage and silver grades for inferred resources for a range of cut-off grades (refer to Table 17-7 above) based on all available data as of the effective date of this report.  This resource estimate differs from that most recently calculated by the 757 Geo-Exploration Team (1995). The difference can be explained by the different estimation methods utilized. The Chinese method used a “super polygon” (one large polygon encompassing several drill holes at once) that tends to over estimate both tonnage and grade. By using a 3D block estimation method limited to 3 m x 6 m x 3 m blocks, grade and tonnage are

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constrained within the individual domains and there is little or no over estimation of either the tonnage or the grade.

A more realistic cut-off grade of 75 g/t Ag (as opposed to 50 g/t Ag used by the 757 Geo-Exploration Team) was calculated based on a 24 month trailing average price for Ag and mining and processing costs based on comparisons of Chinese underground mining operations of a similar size. This 75 g/t Ag cut-off grade was calculated as that grade at which constrained mineralization had a reasonable prospect of becoming economically extractable.

The resource calculation prepared by the 757 Geo-Exploration team did not apply grade capping to silver assays.  Analysis of the drilling data demonstrates the need to apply grade caps as explained in Section 17.7.  Grade capping has contributed to a resource estimate that is lower relative to the estimate prepared by the 757 Geo Exploration team.

Based on the geological continuity and grade of the silver mineralized material evident in the drill database, the authors believe an excellent potential exists to upgrade significant portions of the inferred mineralization to the indicated category. This could be achieved through a surface diamond drill program along and across strike.

18.2

RECOMMENDATIONS

The Fuwan Property with its Ag, Au, Pb and Zn resources merits further work to:

1.

Increase the level of confidence in the deposits and to upgrade the inferred resource to higher categories.

2.

Expand the resources at the Fuwan deposit

3.

Test prospects outside of the Fuwan deposit resource area.

Resource Definition

In order to increase the level of confidence in the deposits and to confirm the Chinese data, a two-phase drilling program is recommended, which includes the following:

Phase 1

•

Additional twinning of holes to confirm width and grade;

•

Diamond drilling within the main Fuwan Zone 160 m along strike and 80 metres across strike. This spacing could potentially upgrade the resources to the indicated category;

•

Diamond drilling in the areas separating the main Fuwan Zone from the Lu Zhou Zone and Jilinggang Zone in order to tie the zones together. The objective of this phase of drilling would be to define mineralized material in the inferred category. A drill spacing of 320 m along strike and 160 metres across strike, as per the Chinese grid should be sufficient for this purpose;

•

A concurrent program of historical pulp re-assay at a Canadian lab;

•

All pulps from on going programs should be sent to a Canadian lab for re-assay.

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Contingent upon the success of Phase 1, Phase 2 would include the following:

Phase 2

•

In-fill diamond drilling in the main Fuwan Zone area to upgrade the anticipated indicated resource to the measured category. A drill spacing of 80 metres along strike and 80 metres across strike should be sufficient for this purpose, however the grid should be tailored to the deposit and drill spacing may increase or decrease from this;

•

A diamond drill program should be undertaken at 160 metres along strike and 80 metres across strike to potentially upgrade the resource to an indicated category in the areas separating the main Fuwan Zone from the Lu Zhou Zone and Jilinggang Zone. Again, it should be mentioned that the drill spacing should be tailored to the ore body and may vary from these recommendations.

Performance drill rigs should be used for these drill programs, which are capable of a minimum of 50 metres per 24 hour period.

Table 18-1:Diamond Drilling Costs – Phase 1 and Phase 2

Program	Time Period	Cost of Program CDN$
Phase 1 drilling 5,000 m (drilling, sampling, QC)	6 months	$700,000
Phase 1 G&A	6 months	$25,500
Phase 1 Hydrogeology Study	Concurrent	$50,000

Phase 2 drilling 5,000 m drilling, sampling, QC)	6 months	$700,000
Phase 2 G&A	6 months	$12,250
Phase 2 Hydrogeology Study	Concurrent	$50,000
Total Phase 1 and 2	12 months	$1,537,750

Resource Expansion

The Fuwan deposit remains open in a number of directions and diamond drilling is recommended to better define the limits of silver mineralization.  This program would be operated concurrently with the Phase 1 drilling program outlined above.

Table 18-2:  Diamond Drilling Costs – Resource Expansion

Program	Time Period	Cost of Program CDN$
Phase 1 drilling 2,500 m (drilling, sampling, QC)	6 months	$350,000
Total	6 months	$350,000

Prospect Testing

A number of prospects exist on the joint venture agreement licenses but have had limited exploration.  The silicified fault zone that hosts silver mineralization at Fuwan is exposed for a

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total of 10 km along strike of Fuwan.  Strong, multi-element soil anomalies are coincident with the zone of siliceous alteration that extends from the Fuwan deposit.  Reconnaissance drill holes that are isolated from more systematic exploration grids holes intersected styles of mineralization similar to Fuwan. A program of data compilation, geological mapping, and drilling is recommended to evaluate these prospects.

Table 18-3:   Exploration Costs – Prospect Testing

Program	Time Period	Cost of Program CDN$
Data compilation	2 months	$10,000
Geological mapping	1 months	$15,000
Diamond drilling 2,500 m (drilling, sampling, QC)	3 months	$350,000
Total	6 months	$375,000

Table 18-4:

Summary – Recommended Exploration

Program	Time Period	Cost of Program CDN$
Drilling-Phase 1 and 2	6 months	$1,537,750
Resource Expansion	6 months	$350,000
Prospect Testing	6 months	$375,000
Total	18 months	$2,262,750

The above table includes all-up drilling costs and related general and administration charges for each phase. Additional costs related to subsequent visits by independent QP’s have not been factored in and may add an additional $50,000 to $100,000 to the project.

As mentioned in Section 12.1 on QA/QC, the implementation of a full QA/QC program is strongly recommended. Sample shipment memos detailing the samples per batch need to be filled out by a technician prior to shipment to the lab. Samples should be sent in batches of 17 samples to which has been added, 1 standard (CRM), 1 blank and 1 field duplicate, for a total of 20 samples. The lab should be requested to insert lab blanks, and CRM and lab duplicates as per usual. The CRM should be tailored to the ore body as sulphide material (as opposed to oxide material which is a common CRM). CRM values should also more closely match the expected grade range of the samples being submitted. The CRM should preferably be purchased from an independent manufacturer, such as Rocklabs in New Zealand, (www.rocklabs.com) or CANMET in Canada, (www.nrcan.gc.ca).  Quality control monitoring should be an on-going process by a member of the Minco team.

Current practise in ISO certified labs uses the Fire Assay method for analyzing Ag and Au, and whenever possible, the Fire Assay method should be used, as it appears that a wet method (Acid Digestion) produces low-bias results for silver and gold.

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19.0

OTHER RELEVANT DATA AND INFORMATION

There are no other data considered relevant to this report that have not previously been included.

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20.0

REFERENCES

Guangdong Centre Laboratory, Geological and Mineral Resource Ministry of Guangdong Province, 1992: Report on rock identification in the Fuwan silver deposit from hole ZK1604.  Internal Report, July 6, 1992.  18 p.

Guangdong Centre Laboratory, Geological and Mineral Resource Ministry of Guangdong Province, 1992:

Hua-Ying Linag, Ping Xia, Xiu-Zhang Wang, Heng-xiang Yu, 2002: Studies on the Genesis of Adjacent Changkeng gold and Fuwang silver-deposits, Guangdong Province, China: chapter 7-16.

Jiang, R., Morgenthaler, L., 2004: Report on the Fuwan Silver Property, Guangdong Province, China.

Report on rock and ore thin sections from the Fuwan silver deposit from hole ZK1604, Internal Report, July 6, 1992.

Robert, F. Poulsen, K.H., Dubé, B., 1997: Gold Deposits and Their Geological Classification: In Proceedings of Exploration 1997: Fourth Decennial International Conference on Mineral Exploration, edited by A.G. Gubins, 1997, p. 209-220.

757 Geological Team of Guangdong, Bureau of Geological Exploration, Gaoming City, Guangdong Province, 1995: Exploration Report on the Fuwan Silver Deposit.  Nov 1995, 74p.

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Respectfully Submitted,

P & E Mining Consultants Inc

{SEALED}

{SEALED}

______________________________

__________________________

Tracy Armstrong, P.Geo.

Eugene Puritch, P.Eng.

Dated this 3rd Day of November, 2005.

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21.0

CERTIFICATES

TRACY J. ARMSTRONG, P.GEO.

CERTIFICATE of AUTHOR

I, Tracy J. Armstrong, P. Geo., of 2007 Chemin Georgeville, res. 22, Magog, QC J1X 3W4

do hereby certify that:

1.

I am an associate of P & E Mining Consultants Inc.

2.

I graduated with an Honors Bachelor of Science degree in Geology from Queen’s University at Kingston, Ontario in 1982.

3.

I am a P. Geo., Registered in the Province of Quebec (OGQ No. 566) and in the Province of Ontario (APGO No. 1204).

4.

I have worked as a geologist for a total of 20 years since obtaining my B.Sc. degree.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for sections 1 through 14, 16, and co-authored section 18 as well as the overall structuring of the technical report titled “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China.”

7.

I visited the Fuwan Property on August 25, 2005.

8.

I have had no prior involvement with the issuer.

9.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the report, the omission of which would make the report misleading.

10.

I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

11.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 3rd Day of November, 2005

{SEALED}

________________________________

Tracy J. Armstrong P. Geo.

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EUGENE J. PURITCH, P. ENG.

CERTIFICATE of AUTHOR

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1

I am an independent mining consultant contracted by Minco Silver Corporation.

2

I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I have practiced my profession continuously since 1978.  My summarized career experience is as follows:

- Mining Technologist - H.B.M.&S. and Inco Ltd.

1978-1980

- Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd

1981-1983

- Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine

1984-1986

- Self-Employed Mining Consultant – Timmins Area

1987-1988

- Mine Designer/Resource Estimator – Dynatec/CMD/Bharti

1989-1995

- Self-Employed Mining Consultant/Resource-Reserve Estimator

1995-2004

- President – P & E Mining Consultants Inc.

2004-Present

3

I am a mining consultant currently licensed by the Professional Engineers of Ontario (License No. 100014010) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist.  I am also a member of the National and Toronto CIM.

4

I am responsible for sections 15, 17 and 18 (portions) of this report entitled. “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China.”

5

I visited the Fuwan Property on Aug 25th, 2005.

6

I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.

7

I am an independent of the issuer applying all of the tests in sect 1.5 of NI 43-101.

8

I have read NI 43-101 and Form 43-101F1 and the Report has been prepared in compliance therewith.

9

I am a “qualified person” for the purposes of NI 43-101 due to my experience and current affiliation with a professional organization (Professional Engineers of Ontario) as defined in NI 43-101.

DATED this 3rd Day of November, 2005

{SEALED}

____________________________________

         Eugene Puritch, P.Eng.

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22.0

RECENT RESOURCE ESTIMATES COMPLETED BY P & E MINING

CONSULTANTS INC.

- Intrepid Minerals – Au - Casposo Project – Calingasta, Argentina

- Anaconda Gold Corp. – Au – Baie Verte, Newfoundland

- Anaconda Gold Corp. – Au – Damoti Lake, Northwest Territories

- Canadian Royalties Inc.– Ni, Cu, Co, Au, Pt, Pd – Ungava, Quebec

- Ursa Major Minerals Inc. - Ni, Cu, Co, Au, Pt, Pd – Sudbury, Ontario

- Fortune Minerals Ltd. – Au, Co, Bi – Northwest Territories

- Nuinsco Resources Ltd. – Au – Cameron Lake, Ontario

- Nuinsco Resources Ltd. - Au, Zn – Rainy River, Ontario

- Aquiline Resources Ltd. – Au – Calcatreu, Argentina

- Aurelian Resources Inc. – Au – Condor Project - Ecuador

- Defiance Mining – Au – Tasiast – Mauritania

- Golden Band Resources – Au – Komis Project, Sakatchewan

- Great Southern Enterprises – Au – Rundle-Swayze. Timmins, Ontario

- Marathon PGM Corp – Cu, Au, Pt Pd – Marathon Project, Ontario

- Yorbeau Resources Inc. – Au – Astoria I Project, Rouyn, Quebec

- Zaruma Resources Inc. – Au – San Antonio Project, Sonora, Mexico

- Zaruma Resources Inc. – Au – Alcaravan Project, Venezuela

- Creston Mining Ltd. – Mo – Creston Project, Sonora, Mexico

- Gold Canyon Resources Inc. – Au – Springpole Project, Red Lake, Ontario

- Gol–E–Gohar – Fe -  Iranian Government, Iran

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APPENDIX I

DATA VERIFICATION DATA AND CHARTS

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APPENDIX II

CHINESE RESOURCE CLASSIFICATION DEFINITIONS

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The delineation and inference of ore bodies is based on "Classification of Solid Mineral Resources and Ore Reserves" promulgated by the State Monitoring Bureau of Quality and Technology of China.

Delineation of ore body:

Delineation of ore body strictly follows geological conditions and economic index. In principle, all samples with grade equal or greater than cutoff grade will be included in resource calculation. In cases that grade of individual exploration work and block is reduced to less than minimum economic grade, low-grade samples at margins will be excluded to meet the minimum economic grade.

All the samples of internal waste with length greater than the maximum allowable width have to be excluded in resource calculation.

Ore bodies are connected with direct lines between individual exploration works in the same structure and mineralization zone.

Inference of ore body:

When ore body is intersected in one exploration work and is not intersected in the neighboring exploration work along strike the ore body will be inferred to one second of the distance between the two exploration works. When there is no control of exploration works along strike or dip directions, the boundary of ore body will be inferred to one fourth of the distance of the space of the exploration works.

Resource Categories and Block Delineation

Categories of resource and delineation of blocks are based on the state standard "Classification of Solid Mineral Resources and Reserves" promulgated by the State Monitoring Bureau of Quality and Technology.

For resource estimation of resource categories D and E in the major mineralized veins, intersection in surface exploration works* is inferred to 50m outwards along strike and that in deep exploration works* is inferred to 100m along strike and 80m along dip direction.

Major considerations include:

1)

Delineation of blocks is basically according to the space of the exploration lines.

2)

Occurrence of mineralized vein is similar in one block.

3)

Ore vein is continuous without significant displacement of faults in one block.

4)

The category of resource is the same in one block.

* Term exploration works: any drilling intercepts, trench sample, underground sampling. The term "Ore" is used loosely in the text of the translated Chinese documents and should be considered as mineralized material.

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APPENDIX III

SURFACE DRILL HOLE PLANS

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MINERALIZED DOMAINS PROJECTED TO SURFACE
ZONE 1
ZONE 2
ZONE 3
ZONE 4
ZONE 5
ZONE 6
SEC 27
SEC 19
SEC 11
SEC 3
SEC 4
SEC 10
SEC 16
SEC 24
SEC 32
SEC 40
SEC 48
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MINCO SILVER CORP.
FUWAN PROJECT
DETAILED SURFACE DRILL HOLE PLAN

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SEE DETAILED SURFACE DRILL HOLE PLAN
MINERALIZED DOMAINS
ZONE 1
ZONE 2
ZONE 3
ZONE 4
ZONE 5
ZONE 6
ZONE 7
ZONE 8
2,549,000 N
2,548,000 N
2,547,000 N
2,546,000 N
2,545,000 N
2,544,000 N
BASE LINE 400
SEC 75
SEC 59
SEC 43
SEC 27
SEC 19
SEC 11
SEC 3
SEC 10
SEC 16
SEC 24
SEC 32
SEC 40
SEC 48
SEC 54
SEC A-11
SEC A-6
SEC 215
SEC 200
SEC 214
0 250 500 750 1000
METRES
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FUWAN PROJECT
SURFACE DRILL HOLE PLAN
Oct. 2005

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APPENDIX IV

3D DOMAINS

P & E Mining Consultants Inc.

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FUWAN PROJECT - 3D DOMAINS

Zone 1
Zone 2
Zone 3
Zone 4
Zone 5
Zone 6

P & E Mining Consultants Inc.

Report 105

APPENDIX V

STATISTICAL GRAPHS

P & E Mining Consultants Inc.

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Fuwan - Zone 1 - Ag Log Normal Histogram
Frequency Count
50
40
30
20
10
0
0.001
0.010
0.100
1.000
10.000
100.000
1000.000
10000.000
Ag (g/t)
Software By Gemcom

P & E Mining Consultants Inc.

Report 105

Fuwan - Zone 2 - Ag Log Normal Histogram
Frequency Count
16
13
10
6
3
0
0.001
0.010
0.100
1.000
10.000
100.000
1000.000
10000.000
Ag (g/t)
Software By Gemcom

P & E Mining Consultants Inc.

Report 105

Fuwan - Zone 3 - Ag Log Normal Histogram

Frequency Count
6
5
4
2
1
0
0.001
0.010
0.100
1.000
10.000
100.000
1000.000
10000.000
Ag (g/t)
Software By Gemcom

P & E Mining Consultants Inc.

Report 105

Fuwan - Zone 4 - Ag Log Normal Histogram
Frequency Count
6
5
4
2
1
0
0.001
0.010
0.100
1.000
10.000
100.000
1000.000
10000.000
Ag (g/t)
Software By Gemcom

P & E Mining Consultants Inc.

Report 105

Fuwan - Zone 5 - Ag Log Normal Histogram

Frequency Count
4
3
2
2
1
0
0.100
1.000
10.000
100.000
1000.000
Ag (g/t)

Software By Gemcom

P & E Mining Consultants Inc.

Report 105

Fuwan - Zone 6 - Ag Log Normal Histogram
Frequency Count
2.0
1.6
1.2
0.8
0.4
0
0.001
0.010
0.100
1.000
10.000
100.000
1000.000
Ag (g/t)
Software By Gemcom

P & E Mining Consultants Inc.

Report 105

Fuwan - All Zones - Au Log Normal Histogram
Frequency Count
75
60
45
30
15
0
0.010
0.100
1.000
10.000
100.000
Au (g/t)
Software By Gemcom

P & E Mining Consultants Inc.

Report 105

Fuwan - All Zones - Pb Log Normal Histogram
Frequency Count
0
4
8
12
16
20
0.010
0.100
1.000
10.000
Pb (%)
Software By Gemcom

P & E Mining Consultants Inc.

Report 105

Fuwan - All Zones - Zn Log Normal Histogram
Frequency Count
25
20
15
10
5
0
0.010
0.100
1.000
10.000
100.000
Zn (%)
Software By Gemcom

P & E Mining Consultants Inc.

Report 105

APPENDIX VI

BLOCK MODEL CROSS SECTIONS

P & E Mining Consultants Inc.

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300 E
400 E
500 E
600 E
700 E
800 E
900 E
1,000 E
1,100 E
100 EL
0 EL
-100 EL
-200 EL
-300 EL
-400 EL
-500 EL
SURFACE
> 400 g/t Ag
200 - 400 g/t Ag
125 - 200 g/t Ag
50 - 125 g/t Ag
0.01 - 50 g/t Ag
MINERALIZED DOMAINS
PROJECTED TO SECTION
ZONE 1
ZONE 2
ZONE 3
ZONE 4
ZONE 5
ZONE 6
0
25
50
75
100
METRES
P & E Mining Consultants Inc.
MINCO SILVER CORP.
FUWAN PROJECT
SECTION 48
Oct. 2005

P & E Mining Consultants Inc.

Report 105

100 EL
0 EL
-100 EL
-200 EL
-300 EL
-400 EL
-500 EL
SURFACE
+400 g/t Ag
200 - 400 g/t Ag
125 - 200 g/t Ag
50 - 125 g/t Ag
0.01 - 50 g/t Ag
MINERALIZED DOMAINS
PROJECTED TO SECTION
ZONE 1
ZONE 2
ZONE 3
ZONE 4
ZONE 5
ZONE 6
0 25 50 75 100
METRES
P & E Mining Consultants Inc.
MINCO SILVER CORP.
FUWAN PROJECT
SECTION 4

P & E Mining Consultants Inc.

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100 EL
0 EL
-100 EL
-200 EL
-300 EL
-400 EL
-500 EL
300 E
400 E
500 E
600 E
700 E
800 E
900 E
1,000 E
1,100 E
SURFACE
> 400 g/t Ag
200 - 400 g/t Ag
125 - 200 g/t Ag
50 - 125 g/t Ag
0.01 - 50 g/t Ag
MINERALIZED DOMAINS
PROJECTED TO SECTION
ZONE 1
ZONE 2
ZONE 3
ZONE 4
ZONE 5
ZONE 6
0 25 50 75 100
METRES
P & E Mining Consultants Inc.
MINCO SILVER CORP.
FUWAN PROJECT
SECTION 10
Oct. 2005

P & E Mining Consultants Inc.

Report 105

100 EL
0 EL
-100 EL
-200 EL
-300 EL
-400 EL
-500 EL
300 E
400 E
500 E
600 E
700 E
800 E
900 E
1 000 E
1 100 E
SURFACE
+ 400 g/t Ag
200 - 400 g/t Ag
125 - 200 g/t Ag
50 - 125 g/t Ag
0.01 - 50 g/t Ag
MINERALIZED DOMAINS
PROJECTED TO SECTION
ZONE 1
ZONE 2
ZONE 3
ZONE 4
ZONE 5
ZONE 6
0 25 50 75 100
METRES
P & E Mining Consultants Inc.
MINCO SILVER CORP.
FUWAN PROJECT
SECTION 19

P & E Mining Consultants Inc.

Report 105

SURFACE
100 EL
0 EL
-100 EL
-200 EL
-300 EL
-400 EL
-500 EL
>400 g/t Ag
200 - 400 g/t Ag
125 - 200 g/t Ag
50 - 125 g/t Ag
0.01 - 50 g/t Ag
MINERALIZED DOMAINS
PROJECTED TO SECTION
ZONE 1
ZONE 2
ZONE 3
ZONE 4
ZONE 5
ZONE 6
0
25
50
75
100
METRES
P & E Mining Consultants Inc.
MINCO SILVER CORP.
FUWAN PROJECT
SECTION 24
Oct. 2005

P & E Mining Consultants Inc.

Report 105

300 E
400 E
500 E
600 E
700 E
800 E
900 E
1,000 E
1,100 E
100 EL
0 EL
-100 EL
-200 EL
-300 EL
-400 EL
-500 EL
SURFACE
>400 g/t Ag
200 - 400 g/t Ag
125 - 200 g/t Ag
50 - 125 g/t Ag
0.01 - 50 g/t Ag
MINERALIZED DOMAINS
PROJECTED TO SECTION
ZONE 1
ZONE 2
ZONE 3
ZONE 4
ZONE 5
ZONE 6
0 25 50 75 100
METRES
P & E Mining Consultants Inc.
MINCO SILVER CORP.
FUWAN PROJECT
SECTION 43
Oct. 2005

P & E Mining Consultants Inc.

Report 105